Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among:

OYSTER POINT PHARMA, INC.

VIATRIS INC.,

and

IRIS PURCHASER INC.

Dated as of November 7, 2022

-i-

TABLE OF CONTENTS (continued)

-ii-

TABLE OF CONTENTS (continued)

Exhibits

Exhibit A	Surviving Corporation Certificate of Incorporation
Exhibit B	Surviving Corporation Bylaws

Annexes

Annex I	Conditions to the Offer
Annex II	Form of Contingent Value Rights Agreement

-iii-

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of November 7, 2022 (the “Agreement Date”), by and among Viatris Inc., a Delaware corporation (“Parent”), Iris Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Oyster Point Pharma, Inc., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Article 1.

RECITALS

WHEREAS, Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be extended and amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for (i) $11.00 per share, net to the seller thereof in cash, without interest and subject to any applicable withholding Taxes (the “Cash Amount”), plus (ii) one contingent value right payment per Share (each, a “CVR”), which shall represent the right to receive the Milestone Payment (as such term is defined in the CVR Agreement) (the Cash Amount plus the CVR, collectively, or any higher amount per share paid pursuant to the Offer, being the “Offer Price”), in cash, net of applicable withholding Taxes and without interest, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, as soon as practicable following the consummation of the Offer, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger and as a wholly owned Subsidiary of Parent (the “Surviving Corporation”), in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in this Agreement, whereby, (i) each issued and outstanding Share (other than the Excluded Shares and Dissenting Shares) shall be converted into the right to receive the Offer Price, in cash, net of applicable withholding Taxes and without interest, (ii) each such share shall represent the right to receive the Merger Consideration, in cash, net of applicable withholding Taxes and without interest and (iii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger;

WHEREAS, the board of directors of the Company (the “Company Board”) has unanimously (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (ii) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (iii) resolved that the Merger shall be effected under Section 251(h) of the DGCL and (iv) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”);

WHEREAS, the board of directors of each of Parent and Purchaser have (i) determined that this Agreement and the Transactions are in the best interests of Parent and Purchaser, respectively, and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement and (ii) approved the execution, delivery and performance of this Agreement and the consummation of the Transactions, including the Offer and the Merger;

WHEREAS, each of Parent, Purchaser and the Company hereby acknowledges and agrees that the Merger shall be effected under Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated as soon as practicable following the Offer Acceptance Time; and

WHEREAS, as a condition and inducement to the willingness of Parent and Purchaser to enter into this Agreement, concurrently with the execution and delivery of this Agreement, certain of the Company’s stockholders are entering into a tender and support agreement with Parent and Purchaser (the, “Support Agreement”) pursuant to which, among other things, such stockholders have agreed to tender all of their Shares to Purchaser in the Offer.

NOW THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Purchaser and the Company hereby agree as follows:

ARTICLE 1

DEFINITIONS

Section 1.1 Definitions. For purposes of this Agreement (including this Article 1):

“Acceptable Confidentiality Agreement” means any agreement with the Company that is either (a) in effect as of the execution and delivery of this Agreement or (b) executed, delivered and effective after the execution and delivery of this Agreement, in the case of each of clauses (a) and (b), containing provisions that require any counterparty thereto (and any of its Affiliates and Representatives) that receives information of, or with respect to, the Company to keep such information confidential; provided, however, that, in the case of clause (b), (i) the provisions contained therein are no less favorable in the aggregate to the Company than the terms of the Non-Disclosure Agreement (it being agreed that such agreement need not contain any “standstill” or similar provisions that prohibit the making of any Acquisition Proposal) and (ii) such agreement does not contain any provision that prohibits the Company from satisfying its obligations hereunder.

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition or license of assets of the Company equal to 20% or more of the assets of the Company or to which 20% or more of the revenues or earnings of the Company are attributable, (b) issuance or acquisition of 20% or more of the outstanding Shares, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or other voting securities representing 20% or more of the combined voting power of the Company, (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or other voting securities representing 20% or more of the combined voting power of the Company or (e) acquisition or exclusive license of all or substantially all of the rights to the Company Product in any jurisdiction, in each case other than the Transactions.

“Affiliate” means, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” is defined in the Preamble to this Agreement.

“Agreement Date” is defined in the Preamble to this Agreement.

“Anti-Corruption Laws” mean the Foreign Corrupt Practices Act of 1977, the Anti-Kickback Act of 1986, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect.

“Antitrust Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and any other applicable Law (including non-U.S. Law) issued by a Governmental Body that is designed or intended to preserve or protect competition, prohibit and restrict agreements in restraint of trade, monopolization, attempted monopolization, restraints of trade, unfair methods of competition, or abuse of a dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.

“Balance Sheet” is defined in Section 4.21 of this Agreement.

“Bankruptcy and Equity Exceptions” is defined in Section 4.3 of this Agreement.

“Book-Entry Shares” mean non-certificated Shares represented by book-entry.

“Burdensome Condition” is defined in Section 7.2(e) of this Agreement.

“Business Day” means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Laws to be closed.

“CARES Act” means the Coronavirus Aid, Relief, and Economic Security Act.

“Cash Amount” is defined in Section 3.5(a)(iii)of this Agreement.

“Certificated Shares” mean Shares evidenced by Certificates.

“Certificates” is defined in Section 3.6(b) of this Agreement.

“Change in Circumstance” means any material event or development or material change in circumstances with respect to the Company that (a) occurs after the Agreement Date and was neither known to the Company Board nor reasonably foreseeable as of the Agreement Date and (b) does not relate to (i) any Acquisition Proposal, (ii) obtaining any regulatory approvals required in connection with the Transactions, (iii) any change in the market price or trading volume of the Shares or change in the Company’s credit ratings (provided that the underlying causes of any such change may be considered in determining whether a Change in Circumstance occurred to the extent not otherwise excluded by another exception in this definition), (iv) in and of itself, the Company’s failing to meet, or meeting or exceeding, any Milestone or any internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of the Company (provided that the underlying causes thereof may be considered in determining whether a Change in Circumstance occurred to the extent not otherwise excluded by another exception in this definition) or (v) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates.

“Closing” is defined in Section 3.3(a) of this Agreement.

“Closing Date” is defined in Section 3.3(a) of this Agreement.

“Code” means the Internal Revenue Code of 1986.

“Company” is defined in the Preamble to this Agreement.

“Company Adverse Change Recommendation” is defined in Section 7.1(a) of this Agreement.

“Company Associate” means each current or former officer, director, employee, independent contractor or consultant of the Company.

“Company Board” is defined in the Recitals of this Agreement.

“Company Board Recommendation” is defined in the Recitals of this Agreement.

“Company Common Stock” means the common stock, $0.001 par value per share, of the Company.

“Company Contract” means any Contract to which the Company is a party or by which the Company or any of its assets is legally bound.

“Company Disclosure Documents” is defined in Section 4.6(e) of this Agreement.

“Company Disclosure Letter” means the disclosure letter that has been prepared by the Company in accordance with the requirements of this Agreement and that has been delivered by the Company to Parent on the Agreement Date.

“Company Equity Plans” means the Company’s 2016 Equity Incentive Plan, the 2019 Equity Incentive Plan and the Company 2021 Inducement Plan, in each case, as amended and restated from time to time.

“Company Equity Securities” is defined in Section 4.4(e) of this Agreement.

“Company ESPP” means the 2019 Employee Stock Purchase Plan, as amended from time to time.

“Company IP” means all Intellectual Property Rights that are owned or purported to be owned by the Company.

“Company Lease” means any Company Contract pursuant to which the Company leases or subleases Leased Real Property from another Person.

“Company Option” means an option to purchase Shares granted by the Company pursuant to the Company Equity Plans or otherwise.

“Company Product” means TYRVAYA® (varenicline solution) Nasal Spray.

“Company PSU Award” means an award of restricted stock units subject to both performance-based and time-based vesting conditions granted by the Company pursuant to the Company Equity Plans or otherwise.

“Company Related Parties” is defined in Section 9.3(c) of this Agreement.

“Company RSU Award” means an award of time-based restricted stock units granted by the Company pursuant to the Company Equity Plans or otherwise.

“Company SEC Documents” is defined in Section 4.6(a) of this Agreement.

“Company Stock Awards” means, collectively, Company Options, Company RSU Awards and Company PSU Awards.

“Consent” means any approval, consent, ratification, permission, waiver or authorization.

“Continuing Employee” is defined in Section 7.3 of this Agreement.

“Contract” means any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.

“CVR” is defined in Section 3.5(a)(iii) of this Agreement.

“CVR Agreement” means the Contingent Value Right Agreement in the form attached hereto as Annex II to be entered into between Parent and a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”), with such revisions thereto requested by such Rights Agent that are not, individually or in the aggregate, detrimental to any person entitled to the receipt of a CVR in the Transactions.

“Designated Deferred Taxes” means any Taxes of the Company arising from circumstances occurring on or prior to the Closing Date for which payment is not required until after the Closing by reason of an election, agreement, deferral or other arrangement with respect to such Taxes, in each case pursuant to any U.S. federal, state, local or foreign Law, including any such election, agreement, deferral or arrangement under the CARES Act, but excluding, in each case, any Taxes to the extent customarily paid in arrears.

“Determination Notice” is defined in Section 7.1(b)(i) of this Agreement.

“DGCL” means the Delaware General Corporation Law.

“Dissenting Shares” is defined in Section 3.7 of this Agreement.

“DOJ” means the U.S. Department of Justice.

“DTC” is defined in Section 3.6(h) of this Agreement.

“Effect” means any change, effect, circumstance, fact, event, development or occurrence.

“Effective Time” is defined in Section 3.3(b) of this Agreement.

“Employee Plan” means each “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA) and each other employment, individual independent contractor, individual consulting, post-employment, change in control, retention, equity or equity-based compensation, employee stock ownership, salary, bonus, vacation, deferred compensation, incentive compensation, stock purchase, stock option, severance pay, termination pay, death benefits, hospitalization, medical, life, disability, vision, dental, health, fringe benefit, welfare benefit or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan or other compensation or benefit plan, policy, program, agreement or arrangement, trust, fund or contract, whether written or unwritten, in each case, (a) sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to by the Company or any of its ERISA Affiliates for the benefit of any Company Associate or (b) with respect to which the Company has or may have any obligation or liability, whether actual or contingent.

“Encumbrance” means any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, right of first offer or first negotiation, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“End Date” is defined in Section 9.1(b) of this Agreement.

“Entity” means any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.

“Environmental Law” means any federal, state, local or foreign Law relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any Law relating to emissions, discharges, releases or threatened releases of hazardous or toxic materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of hazardous or toxic materials.

“Equity Award Exchange Ratio” means a fraction, (i) the numerator of which is (A) the Cash Amount if neither Milestone 1 nor Milestone 2 (as such terms are defined in the CVR Agreement) are achieved or (B) the sum of the Cash Amount and the Milestone Payment if Milestone 1 or Milestone 2 is achieved and (ii) the denominator of which is the Parent Share Price.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“ERISA Affiliate” means any Person which is (or at any relevant time was or will be) a member of a “controlled group of corporations” with, under “common control” with, or a member of an “affiliate service group” with the Company as such terms are defined in Sections 414(b), (c), (m) or (o) of the Code.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Shares” means the Shares to be canceled pursuant to and in accordance with Section 3.5(a)(i) and Section 3.5(a)(ii) of this Agreement.

“Expiration Date” is defined in Section 2.1(c) of this Agreement.

“Extension Deadline” is defined in Section 2.1(c) of this Agreement.

“FDA” means the U.S. Food and Drug Administration.

“fraud” means an act in the making of a representation or warranty contained in this Agreement, committed by a Person making such representation or warranty, and requires: (a) a false, materially incomplete or materially inaccurate representation of material fact made herein; (b) knowledge that such representation is false, materially incomplete or materially inaccurate; (c) an intention to induce the Person to whom such representation is made to act or refrain from acting in reliance upon it; (d) causing that Person, in reasonable reliance upon such false representation and without knowledge of the falsity of such representation, to take or refrain from taking action; and (e) causing such Person to suffer damage by reason of such reliance.

“FTC” means the U.S. Federal Trade Commission.

“GAAP” is defined in Section 4.4(c) of this Agreement.

“Governmental Authorization” means any (a) Consent, permit, license, certificate, franchise, variance, clearance, registration or qualification issued, granted, given or otherwise made available by or under the authority of any Governmental Body or pursuant to any Law or (b) right under any Contract with any Governmental Body.

“Governmental Body” means any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign, multinational or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.

“Hazardous Materials” mean any waste, material or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Inbound License” is defined in Section 4.8(c) of this Agreement.

“Indebtedness” means all liabilities or other obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of the Company in respect of (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company, (b) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company, (c) any obligations in respect of letters of credit and bankers’ acceptances (other than undrawn letters of credit used as security for leases), bank guarantees, surety bonds and similar instruments, including the principal, interest and fees owing thereon, (d) obligations under interest rate, currency swap, hedging, cap, collar or future Contracts or other derivative instruments or agreements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (e) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired or deferred purchase price of property or services, (f) all obligations in respect of leases required to be capitalized under GAAP, (g) any securitization transaction or (h) any guaranty of any such obligations described in clauses (a) through (g) of any Person other than the Company (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case, arising in the ordinary course of business).

“Indemnified Persons” is defined in Section 7.4(a) of this Agreement.

“Indemnifying Parties” is defined in Section 7.4(b) of this Agreement.

“Intellectual Property Rights” means all intellectual property rights under the laws of any jurisdiction in the world, including all: (a) rights in and to works of authorship, including exclusive exploitation rights, copyrights, moral rights and rights in software, databases and mask works; (b) trademarks, service marks, trade dress, logos, trade names, domain names, URLs and similar rights in designations of source or origin, together with any goodwill associated therewith; (c) rights in and to trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; and (f) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, divisions, or reissues of, and applications for, any of the rights referred to in clauses (a) through (e), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceeding, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing.

“IRS” means the U.S. Internal Revenue Service.

“Knowledge” with respect to an Entity means with respect to any matter in question the actual knowledge of, in the case of the Company, the Persons listed on Section 1.1 of the Company Disclosure Letter after reasonable inquiry, and in the case of any other Entity, such Entity’s executive officers after reasonable inquiry. With respect to matters involving Intellectual Property Rights, Knowledge does not require that any of such Entity’s executive officers or their direct reports conduct or have conducted or obtain or have obtained any freedom-to-operate opinions or similar opinions of counsel or any Registered IP clearance searches, and no knowledge of any third-party Registered IP that would have been revealed by such inquiries, opinions or searches will be imputed to such executive officers or their direct reports.

“Law” means any federal, state, local, municipal, foreign, international or other law (including common law), statute, constitution, principle of common law, resolution, ordinance, code, edict, rule, regulation or requirement issued, pronounced, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body.

“Leased Real Property” is defined in Section 4.20(b) of this Agreement.

“Legal Proceeding” means any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.

“Legal Restraint” is defined in Section 8.1 of this Agreement.

“Material Adverse Effect” means any Effect which, individually or in the aggregate, (a) has had, or would reasonably be expected to have, a material adverse effect on the business, assets, financial condition or results of operations of the Company, in each case, taken as a whole, or (b) would prevent the consummation of the Transactions by the Company; provided that in the case of clause (a) of this definition, none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect:

(i) any Effect generally affecting the U.S. or foreign economies, or the industries in which the Company operates;

(ii) any Effect arising out of or otherwise relating to any change after the Agreement Date in general conditions in the U.S. or foreign economies, financial or securities markets (including credit or other capital markets);

(iii) any Effect arising out of or otherwise relating to fluctuations in the value of any currency exchange, interest or inflation rates or tariffs;

(iv) any Effect arising out of or otherwise relating to any change (or proposed change) after the date hereof in any Law or GAAP (or authoritative interpretations of any Law or GAAP);

(v) any Effect arising out of or otherwise relating to any act of terrorism, cyberterrorism (whether or not or sponsored by a Governmental Body), outbreak of hostilities, acts of war (whether or not declared), trade war, national or international calamity or any other similar event, including Russia’s invasion of Ukraine (or the escalation of any of the foregoing);

(vi) any Effect arising out of or otherwise relating to acts of god, natural disasters, force majeure events, weather or environmental events (including wildfires), social unrest or protest, health emergencies, Pandemics (or the escalation of any of the foregoing and any governmental or industry responses thereto), including any Pandemic Measures;

(vii) any Effect arising out of or otherwise relating to any change in the market price or trading volume of the Shares or change in the Company’s credit ratings (provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect occurred to the extent not otherwise excluded by another exception in this definition);

(viii) the failure of the Company, in and of itself, to meet internal or analysts’ expectations, projections, forecasts, guidance or estimates, including the results of operations of the Company (provided that the underlying causes of any such failure may be considered in determining whether a Material Adverse Effect occurred to the extent not otherwise excluded by another exception in this definition);

(ix) any Effect or other matter resulting from the announcement, pendency or performance of this Agreement and the Transactions, including any Effect related to the identity of Parent, Purchaser or any of their Affiliates or Representatives (other than for purposes of any representation or warranty contained in Section 4.5 (Non-Contravention) or any other representation or warranty to the extent the express purpose of such representation or warranty is to address the consequences resulting from the announcement, pendency or performance of this Agreement and the Transactions);

(x) any Effect arising out of or otherwise directly relating to any action or omission taken by the Company at the written request of Parent or Purchaser;

(xi) any actual or threatened claim, action, suit, arbitration, proceeding or investigation, whether civil, criminal, administrative or investigative (and including, for the avoidance of doubt, any stockholder class action, derivative or similar litigation), or any judgments, fines, losses, claims, damages, liabilities or amounts paid in settlement in connection therewith, arising from or relating to this Agreement or the Transactions; and

(xii) any Effect set forth on Section 1.1 of the Company Disclosure Letter.

provided, however, that in the cases of clauses (i) through (vi), such exclusion shall only be applicable to the extent such matter does not have a disproportionate Effect on the Company, relative to other companies in the industries in which the Company operates, in which case such Effect shall be taken into account only to the extent of such disproportionate Effect on the Company.

“Material Company IP” means Company IP that claims the composition of matter of, or the method of making or using, any Company Product for an approved indication.

“Material Contract” is defined in Section 4.9(a) of this Agreement.

“Merger” is defined in the Recitals of this Agreement.

“Merger Consideration” is defined in Section 3.5(a)(iii) of this Agreement.

“Milestone” is defined in the CVR Agreement.

“Minimum Condition” is defined in Annex I to this Agreement.

“Nasdaq” is defined in Section 4.4(c) of this Agreement.

“Non-Disclosure Agreement” is defined in Section 6.1 of this Agreement.

“Offer” is defined in the Recitals of this Agreement.

“Offer Acceptance Time” is defined in Section 7.1(b) of this Agreement.

“Offer Commencement Date” means the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.

“Offer Conditions” is defined in Section 2.1(b) of this Agreement.

“Offer Documents” is defined in Section 2.1(e) of this Agreement.

“Offer Price” is defined in the Recitals of this Agreement.

“Offer to Purchase” is defined in Section 2.1(b) of this Agreement.

“Order” means, with respect to any Person, any order, judgment, decision, decree, injunction, ruling, writ, assessment or other similar requirement issued, enacted, adopted, promulgated or applied by any Governmental Body of competent jurisdiction that is binding on or applicable to such Person or its property.

“Outbound License” is defined in Section 4.8(c) of this Agreement.

“Pandemic” means any outbreak of, or epidemic or pandemic attributable to, an infectious disease, or any evolution or mutations thereof, including the coronavirus pandemic known as COVID-19.

“Pandemic Measures” means any quarantine, “shelter in place”, “stay at home”, workforce reduction, social distancing, shut-down, closure, sequester, safety or other Law, directive, guidelines or recommendations promulgated by any Governmental Body, including the Centers for Disease Control and Prevention and the World Health Organization, or by any U.S. industry group, in each case, in connection with or in response to a Pandemic.

“Parent” is defined in the Preamble to this Agreement.

“Parent Common Stock” means the common stock, par value $0.01 per share, of Parent.

“Parent Disclosure Letter” means the disclosure letter that has been prepared by Parent and that has been delivered by Parent to the Company on the Agreement Date.

“Parent Material Adverse Effect” means any Effect that would, or would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Parent or Purchaser to consummate the Transactions.

“Parent Share Price” means the average of the volume-weighted average sales price per share of Parent Common Stock on Nasdaq (as reported by Bloomberg L.P. or, if not reported therein, in another authoritative source mutually selected by the Parties) for each day of the consecutive period of five (5) trading days ending on (and including) the trading day that is four trading days prior to the Closing Date, taken to four decimal places.

“Parties” mean Parent, Purchaser and the Company.

“Paying Agent” is defined in Section 3.6(a) of this Agreement.

“Payment Fund” is defined in Section 3.6(a) of this Agreement.

“Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes either not yet due and payable, or the validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Company, (b) mechanics’, materialmen’s, carriers’, workmen’s, warehousemen’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business, (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, (d) any Inbound License and any Outbound License or any non-exclusive license of Intellectual Property that is granted by the Company in the ordinary course of business and is not required to be listed on Section 4.8(c) of the Company Disclosure Letter and (e) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions; zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property; and other similar Encumbrances incurred or suffered in the ordinary course of business and, in each case, which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location.

“Person” means any individual natural person, Entity or Governmental Body.

“Pre-Closing Period” is defined in Section 6.1 of this Agreement.

“Purchaser” is defined in the Preamble to this Agreement.

“Registered IP” means all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, and registered trademarks, service marks and trade dress, registered domain names and all applications for any of the foregoing.

“Release” means any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release from any source in, into or upon the indoor or outdoor environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representatives” means, with respect to an Entity, its directors, officers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.

“Restricted Business” means any asset that has a specific medical application to, or any business or Person that has material business operations in connection with, the treatment of dry eye disease (any such assets, businesses or Persons, a “Restricted Business”). For the avoidance of doubt, the Parties agree that “material business operations” will be deemed to include the development of any products for the treatment of dry eye disease.

“Rollover Company Option” is defined in Section 3.8(a) of this Agreement.

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.

“Schedule 14D-9” is defined in Section 2.2(a) of this Agreement.

“Schedule TO” is defined in Section 2.1(e) of this Agreement.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933.

“Shares” is defined in the Recitals to this Agreement.

“Specified Agreement” is defined in Section 9.1(d)(i) of this Agreement.

“Specified Company RSU/PSU Award” means the Company RSU Award and the Company PSU Award granted on or about July 13, 2022 to the Chief Executive Officer and the Chief Financial Officer of the Company pursuant to a letter agreement with the applicable holder.

“Specified Governmental Bodies” is defined in Section 4.13(a) of this Agreement.

“Stockholder List Date” is defined in Section 2.2(b) of this Agreement.

“Subsidiary” means, with respect to any Person, any Entity of which such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or equivalent governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.

“Superior Proposal” means a bona fide written Acquisition Proposal that the Company Board (or a committee thereof) has determined in good faith, after consultation with its financial advisor and outside legal counsel, is reasonably likely to be consummated in accordance with its terms and is more favorable, from a financial point of view, to the stockholders of the Company (in their capacity as such) than the Transactions

(taking into account any legal, regulatory, timing, financing and other aspects of such Acquisition Proposal and any revisions to this Agreement made or proposed in writing by Parent prior to the time of such determination); provided that for purposes of the definition of “Superior Proposal”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”

“Support Agreement” is defined in the Recitals of this Agreement.

“Surviving Corporation” is defined in the Recitals of this Agreement.

“Takeover Laws” means any “moratorium”, “control share acquisition”, “fair price”, “supermajority”, “affiliate transactions”, or “business combination statute or regulation” or other similar state anti-takeover Laws (including Section 203 of the DGCL).

“Tax” means any tax of any kind whatsoever (including any income, franchise, capital gains, gross receipts, value-added, estimated, unemployment, excise, ad valorem, transfer, stamp, sales, use, property, business, withholding or payroll tax), in each case in the nature of a tax, including any interest, penalty or addition thereto, in each case imposed, assessed or collected by or under the authority of any Governmental Body.

“Tax Return” means any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any Governmental Body in connection with the determination, assessment, collection or payment of any Tax.

“Termination Condition” is defined in Annex I to this Agreement.

“Termination Fee” is defined in Section 9.3(b) of this Agreement.

“Transactions” mean (a) the execution and delivery of this Agreement and the Support Agreement and (b) all of the transactions contemplated by this Agreement, the Support Agreement and the CVR Agreement, including the Offer and the Merger.

“Trigger Event” is defined in Section 9.1(c) of this Agreement.

“Unvested Company Option” means each Company Option that is outstanding, unvested and unexercised, each as of immediately prior to the Effective Time.

“Unvested Company RSU Award” means each Company RSU Award that is outstanding and unvested, each as of immediately prior to the Effective Time.

“Vested Company Option” means each Company Option that is outstanding, vested pursuant to its terms and unexercised, each as of immediately prior to the Effective Time, including those that vest solely as a result of the Merger.

“Vested Company RSU Award” means each Company RSU Award that is outstanding and vested pursuant to its terms as of immediately prior to the Effective Time, including those that vest solely as a result of the Merger.

“Willful Breach” means a material breach of any agreement or covenant in this Agreement that is a consequence of a deliberate act or a deliberate failure to act by the Company, Parent or Purchaser, as the case may be, with actual knowledge that such party’s act or failure to act would result in or constitute such a breach under this Agreement.

ARTICLE 2

THE OFFER

Section 2.1 The Offer.

(a) Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Article 9, and subject to the Company having complied with its obligations under Section 2.1(e) in all material respects, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within fifteen (15) Business Days after the Agreement Date.

(b) Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver (to the extent such waiver is permitted by applicable Law) of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that unless otherwise provided by this Agreement, without the prior written consent of the Company, Purchaser shall not (A) decrease the Offer Price, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or the Merger, (F) amend, modify, change or waive the Minimum Condition, the Termination Condition or the condition set forth in clause (h) of Annex I, (G) terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except in accordance with Section 2.1(c) or Section 2.1(d), (H) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act or (I) amend or modify the terms of the CVR or the CVR Agreement.

(c) Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at one (1) minute following 11:59 p.m., Eastern Time, on January 2, 2023, unless otherwise agreed to in writing by Parent and the Company (such date or such subsequent date to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Subject to the Parties’ respective termination rights under Article 9: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser may, in its discretion (and without the consent of the Company or any other Person), extend the Offer on one or more occasions, for an additional period of up to ten (10) Business Days per extension, to permit such Offer Condition to be satisfied; (ii) Purchaser shall (and Parent shall cause Purchaser to) extend the Offer from time to time for (A) any period to the minimum extent required by any Law, any interpretation or position of the SEC, the staff thereof or Nasdaq applicable to the Offer and (B) periods of up to ten (10) Business Days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act shall have expired or been terminated; and (iii) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, at the request of the Company, Purchaser shall (and Parent shall cause Purchaser to) extend the Offer on one or more occasions for an additional period specified by the Company of up to ten (10) Business Days per extension, to permit such Offer Condition or Offer Conditions to be satisfied; provided, however, that in no event shall Purchaser (1) be required to extend the Offer beyond the earlier to occur of (the “Extension Deadline”): (x) the valid termination of this Agreement in compliance with Article 9 and (y) the first (1st) Business Day immediately following the End Date or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company. Purchaser agrees that it shall not, and Parent shall not permit or authorize Purchaser to, terminate or withdraw the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated in accordance with Article 9.

(d) Termination of Offer. In the event that this Agreement is terminated pursuant to Section 9.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser shall (and Parent shall cause Purchaser to) promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Laws, all tendered Shares to the registered holders thereof.

(e) Offer Documents. As promptly as practicable on the date of commencement (within the meaning of Rule 14d 2 under the Exchange Act) of the Offer, Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including the exhibits thereto, the “Schedule TO”) that will contain as an exhibit or incorporate by reference the Offer to Purchase, the form of the related letter of transmittal and other customary ancillary documents in each case related to the Offer and (ii) cause the Offer to Purchase and related documents to be disseminated to the holders of Shares. Each of Parent and Purchaser agrees to cause the Schedule TO and all exhibits (including the Offer to Purchase), amendments or supplements thereto (collectively, the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 2.1(e) so as to enable each of Parent and Purchaser to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC. Parent and Purchaser agree to provide the Company and its counsel with prompt notice of any comments (whether written or oral) that Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents (which notice shall include a copy of any written comments) and Parent and Purchaser shall provide the Company and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including a reasonable opportunity to participate in any discussions with the SEC or its staff concerning such comments. Each of Parent, Purchaser and the Company shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.

(f) Acceptance; Payment Funds. On the terms specified herein and subject only to the satisfaction or waiver (to the extent waivable by Parent or Purchaser) of the Offer Conditions, Purchaser shall, and Parent shall cause Purchaser to, irrevocably accept for payment at the Offer Acceptance Time and pay for, all of the Shares validly tendered (and not validly withdrawn) pursuant to the Offer as promptly as practicable after the Offer Acceptance Time. Without limiting the generality of Section 10.10, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase any Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.

(g) Adjustments. If, between the Agreement Date and the Offer Acceptance Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Offer Price shall be appropriately adjusted (it being understood that nothing in this Section 2.1(g) will be construed to permit the Company to take any action that is prohibited by the terms of this Agreement).

(h) CVR Agreement. At or prior to the Offer Acceptance Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement.

Section 2.2 Company Actions.

(a) Schedule 14D-9. As promptly as practicable after the Purchaser commences (within the meaning of Rule 14d-2 under the Exchange Act) the Offer and Parent causes the Schedule TO to be filed with the SEC (but, in all events, on the Offer Commencement Date), the Company shall (i) file with the SEC a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 7.1(b) and the last sentence of this Section 2.2(a), shall reflect the Company Board Recommendation and include the notice and other information required by Section 262(d)(2) of the DGCL and (ii) cause the Schedule 14D-9 and related documents to be disseminated to holders of Shares as and to the extent required by applicable federal securities Laws, including by setting the Stockholder List Date as the record date for purposes of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it shall cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Laws, and to not contain any untrue statement of a material fact or omission of a material fact necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading. Parent and Purchaser shall promptly furnish or otherwise make available to the Company or its legal counsel all information concerning Parent and Purchaser and their stockholders that may be required or reasonably requested in connection with any action contemplated by this Section 2.2 so as to enable the Company to comply with its obligations hereunder. Each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to the holders of Shares, in each case as and to the extent required by applicable federal securities Laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 prior to the filing thereof with the SEC. The Company agrees to provide Parent and its counsel with prompt notice of any comments (whether written or oral) that the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 (which notice shall include a copy of any written comments) and the Company shall provide Parent and its counsel a reasonable opportunity to participate in the formulation of any response to any such comments of the SEC or its staff, including the opportunity to participate in any discussions with the SEC or its staff concerning such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9. In the event that the Company Board effects a Company Adverse Change Recommendation in accordance with the terms of Section 7.1(b), the Company shall not be required to reflect the Company Board Recommendation in the Schedule 14D-9 or any related documents.

(b) Stockholder Lists. The Company shall promptly furnish Parent with, or shall cause to be promptly furnished to Parent, a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger (the date of the list used to determine the Persons to whom the Offer Documents and the Schedule 14D-9 are first disseminated, which date shall not be more than ten (10) Business Days prior to the date the Offer Documents and the Schedule 14D-9 are first disseminated, the “Stockholder List Date”). Subject to applicable Law, and except for such steps as are necessary to disseminate the Offer Documents and any other information necessary to consummate the Transactions, Parent and Purchaser and their Representatives shall hold in confidence in accordance with Non-Disclosure Agreement the information contained in any such labels, lists and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall promptly deliver, and shall use their reasonable best efforts to cause their Representatives to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control, and, if requested by the Company, promptly certify to the Company in writing that all such material has been returned or destroyed.

ARTICLE 3

MERGER TRANSACTION

Section 3.1 Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, the separate existence of Purchaser shall cease and the Company will continue as the Surviving Corporation. The Merger shall be governed by and effected under Section 251(h) of the DGCL, without a vote of the stockholders of the Company.

Section 3.2 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the property, rights, privileges, powers and franchises of the Company and Purchaser shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Purchaser shall become the debts, liabilities and duties of the Surviving Corporation.

Section 3.3 Closing; Effective Time.

(a) Unless this Agreement shall have been terminated pursuant to Article 9, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place remotely by electronic exchange of documents, as soon as practicable following (but in any event on the same date as) the Offer Acceptance Time except if the conditions set forth in Section 8.1 shall not be satisfied or waived by such date, in which case on no later than the first (1st) Business Day on which each condition set forth in Section 8.1 is satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the applicable provisions of the DGCL, including Section 251(h) thereof. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the Parties and specified in the certificate of merger (such date and time, the “Effective Time”).

Section 3.4 Certificate of Incorporation and Bylaws; Directors and Officers. At the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit A;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;

(c) the directors of the Surviving Corporation shall be the respective individuals who served as the directors of Purchaser as of immediately prior to the Effective Time, until their respective successors are duly elected and qualified, or their earlier death, resignation or removal; and

(d) the officers of the Surviving Corporation shall be the respective individuals who served as the officers of the Company as of immediately prior to the Effective Time, until their respective successors are duly appointed and qualified, or their earlier death, resignation or removal.

Section 3.5 Conversion of Shares.

(a) At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:

(i) any Shares then held by the Company (including Shares held in the Company’s treasury) shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(ii) any Shares then held by Parent, Purchaser or any other direct or indirect wholly owned Subsidiary of Parent shall automatically be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;

(iii) except for (A) the Excluded Shares and (B) Dissenting Shares, each Share then issued and outstanding shall be converted into the right to receive the Offer Price, without interest (the “Merger Consideration”), subject to any withholding of Taxes required by applicable Laws in accordance with Section 3.6(e); and

(iv) each share of the common stock, $0.0001 par value per share, of Purchaser then outstanding shall be converted into one (1) share of common stock of the Surviving Corporation.

(b) If, between the Agreement Date and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Merger Consideration shall be appropriately adjusted (it being understood that nothing in this Section 3.5(b) will be construed to permit the Company to take any action that is prohibited by the terms of this Agreement).

Section 3.6 Surrender of Certificates; Stock Transfer Books.

(a) Prior to the Offer Acceptance Time, Parent shall duly authorize, execute and deliver, and shall ensure that the Rights Agent duly authorizes, executes and delivers, the CVR Agreement. Prior to the Closing Date, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”), for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 2.1(b) and to act as agent (the “Paying Agent”) for the holders of Shares to receive the funds to which such holders shall become entitled pursuant to Section 3.5. The Paying Agent Agreement pursuant to which Parent shall appoint the Paying Agent shall be in form and substance reasonably acceptable to the Company. Immediately prior to the Offer Acceptance Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 2.1(b) and with the Paying Agent cash sufficient to make payment of the cash consideration payable pursuant to Section 3.5 (such deposits with the Depository Agent and the Paying Agent, collectively, the “Payment Fund”). For the avoidance of doubt, Parent shall not be required to deposit any funds related to any CVR with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. The Payment Fund shall not be used for any purpose other than to pay the aggregate Offer Price in the Offer and the aggregate Merger Consideration in the Merger; provided, however, the Payment Fund may be invested by the Paying Agent as directed by Parent; provided, further, that such investments shall be (1) in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, (2) in certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $1 billion, or (3) in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, (i) no such investment will relieve Parent, Purchaser or the Paying Agent from making the payments required by this Article 3 and (ii) no such investment will have maturities that could prevent or delay payments to be made pursuant to this Agreement. Until surrendered as contemplated by this Section 3.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 3.5.

(b) Promptly after the Effective Time (but in no event later than three (3) Business Days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of Shares entitled to receive the Merger Consideration pursuant to Section 3.5(a)(iii), (1) in the case of holders of record of Certificated Shares, a form of letter of transmittal in a form reasonably acceptable to the Company (which shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such Shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates pursuant to such letter of transmittal and (2) in the case of holders of record of Book-Entry Shares, customary provisions regarding delivery of an “agent’s message” with respect to such Book-Entry Shares. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with, in the case of Certificated Shares, such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be reasonably required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each Share formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled and of no further effect. No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the Shares is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required to be paid by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the reasonable satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered. Until surrendered in accordance with this Section 3.6, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Merger Consideration as contemplated by Section 3.5.

(c) At any time following twelve (12) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to the holders of Certificates or of Book-Entry Shares (including all interest and other income received by the Paying Agent in respect of all Payment Funds), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Laws) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or of Book-Entry Shares for the Merger Consideration delivered in respect of such Share to a public official pursuant to any abandoned property, escheat or other similar Laws. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Laws, the property of the Surviving Corporation or its designee, free and clear of all Encumbrances of any Person previously entitled thereto.

(d) At the close of business on the day of the Effective Time, the stock transfer books of the Company with respect to the Shares shall be closed and thereafter there shall be no further registration of transfers of Shares on the records of the Company. From and after the Effective Time, the holders of the Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as otherwise provided herein or by applicable Laws.

(e) Each of the Paying Agent, Parent, Purchaser and the Surviving Corporation and their respective Affiliates shall be entitled to deduct and withhold from any amounts (including any CVR in respect of Shares) payable pursuant to this Agreement or the CVR Agreement to any holder of Shares, Company Stock Awards or the Company ESPP account balances such amounts as the payor is required to deduct and withhold therefrom under applicable Tax Laws; provided, however, that except for payments to current or former employees of the Company Stock Awards or the Company ESPP, before making any such deduction or withholding, Purchaser shall provide to the Company notice of any applicable payor’s intention to make such deduction or withholding, and shall provide a commercially reasonable period of time before such deduction or withholding is required in order for the applicable recipient to obtain reduction of or relief from such deduction or withholding from the applicable Governmental Body or execute and deliver to or file with such Governmental Body or Purchaser such affidavits, certificates and other documents to afford reduction of or relief from such deduction or withholding. To the extent that such amounts are so deducted and withheld, the applicable payor shall take all action as may be necessary to ensure that any such amounts so withheld are timely and properly remitted to the appropriate Governmental Body, and such amounts so remitted shall be treated for all purposes under this Agreement as having been paid to the Person to whom such amounts would otherwise have been paid.

(f) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against the Paying Agent, Parent, Purchaser, the Surviving Corporation or any of their respective Affiliates with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(e)), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Shares formerly represented by such Certificate, as contemplated by this Article 3.

(g) Notwithstanding anything to the contrary in this Agreement, no holder of uncertificated Shares held through the Depository Trust Company (“DTC”) will be required to provide a Certificate or an executed letter of transmittal to the Paying Agent in order to receive the payment that such holder is entitled to receive pursuant to Section 3.5(a)(iii).

(h) Prior to the Effective Time, each of Parent, Purchaser and the Company will cooperate to establish procedures with the Paying Agent and DTC with the objective that the Paying Agent will transmit to DTC or its nominees on the first (1st) Business Day after the Closing Date an amount in cash, by wire transfer of immediately available funds, equal to (i) the number of Shares (other than Excluded Shares and Dissenting Shares) held of record by DTC or such nominee immediately prior to the Effective Time, multiplied by (ii) the Merger Consideration.

Section 3.7 Dissenters’ Rights. Notwithstanding anything to the contrary in this Agreement, Shares outstanding immediately prior to the Effective Time, and held by holders who are entitled to demand appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be automatically canceled and no longer outstanding and shall cease to exist, and the holder thereof entitled to only those rights provided under Section 262 of the DGCL; provided that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 3.6(e)) upon surrender in the manner provided in Section 3.6, and such Shares shall not be deemed to be Dissenting Shares. Within ten (10) days after the Effective Time, the Surviving Corporation shall provide each of the holders of Dissenting Shares with the second (2nd) notice contemplated by Section 262(d)(2) of the DGCL.

The Company shall give prompt notice to Parent of any demands received by the Company for appraisal of any Shares, withdrawals of such demands and any other instruments served to it pursuant to Section 262 of the DGCL, in each case prior to the Effective Time. Unless this Agreement is terminated pursuant to Article 9, Parent and Purchaser shall have the right to direct and participate in all negotiations and proceedings with respect to such demands, and the Company shall not, without the prior written consent of Parent and Purchaser, settle or offer to settle, or make any payment with respect to, any such demands, or agree or commit to do any of the foregoing.

Section 3.8 Treatment of Company Stock Awards.

(a) Prior to the Effective Time, the Company Board (or, if appropriate, any committee thereof) shall adopt appropriate resolutions and take all other actions that the Company Board (or committee thereof, as applicable) deems necessary or appropriate to effect the treatment of Company Stock Awards as described in this Section 3.8.

(i) Company Options.

(A) Vested Company Options. No Vested Company Option will be assumed or continued by Parent or the Company in connection with the Merger or the other Transactions. At the Effective Time, each Vested Company Option shall, by virtue of the Merger and without any action on the part of Parent, the Company, the holder thereof or any other Person, be cancelled in exchange for the right to receive, without interest and less applicable withholding Taxes, an amount in cash equal to the product of (1) the total number of Shares subject to such Vested Company Option immediately prior to the Effective Time, multiplied by (2) the excess, if any, of (x) the sum of the Cash Amount and the Milestone Payment, if any, over (y) the exercise price payable per Share under such Vested Company Option. Each Vested Company Option with an exercise price per Share that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, shall be canceled for no consideration.

(B) Rollover Company Option. At the Effective Time, each Unvested Company Option with an exercise price less than $13.00 (each, a “Rollover Company Option”) shall, by virtue of the Merger and without any action on the part of Parent, the Company, the holder thereof or any other Person, be converted into a stock option (1) with respect to a number of shares of Parent Common Stock that is equal to the product (rounded down to the nearest whole share) of (A) the Equity Award Exchange Ratio and (B) the number of Shares that are subject to such Rollover Company Option as of immediately prior to the Effective Time and (2) with an exercise price per Share that is equal to the quotient (rounded up to the nearest cent) of (A) the exercise price per share of such Rollover Company Option as of immediately prior to the Effective Time divided by (B) the Equity Award Exchange Ratio, subject to substantially the same terms and conditions, including vesting conditions, as were applicable to such Rollover Company Option. Notwithstanding the foregoing, each Rollover Company Option with an exercise price per Share, as of immediately prior to the Effective Time, that is equal to or greater than the sum of the Cash Amount and the Milestone Payment, if any, shall be canceled for no consideration upon determination that Milestone 1 or Milestone 2 is achieved. The adjustments provided in this Section 3.8(a)(i)(B) with respect to Rollover Company Options are intended to be effected in a manner that is consistent with Section 424(a) of the Code and Section 409A of the Code.

(ii) Unvested Company RSU Awards. At the Effective Time, each Unvested Company RSU Award shall, by virtue of the Merger and without any action on the part of Parent, the Company, the holder thereof or any other Person, be converted into a restricted stock unit award that will settle into a number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the total number of shares deliverable under such Unvested Company RSU Award as of immediately prior to the Effective Time by the Equity Award Exchange Ratio with such restricted stock unit award subject to substantially the same terms and conditions, including vesting conditions, as were applicable to such Unvested Company RSU Award.

(iii) Vested Company RSU Awards. At the Effective Time, each Vested Company RSU Award that is outstanding as of immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company, the holder thereof or any other Person, be cancelled in exchange for the right, without interest and less applicable withholding Taxes, an amount in cash equal to the product of (A) the total number of Shares subject to such Vested Company RSU Award immediately prior to the Effective Time multiplied by (B) the sum of the Cash Amount and the Milestone Payment.

(iv) Company PSU Awards.

(A) At the Effective Time, each Company PSU Award that is outstanding and unvested pursuant to its terms immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company, the holder thereof or any other Person, be converted into a time-based vesting restricted stock unit award that will settle into a number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the target number of Shares deliverable under such Company PSU Award (assuming achievement of the underlying performance goals resulting in 100% of target (out of a potential 125% of target)) as of immediately prior to the Effective Time by the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit award subject to substantially the same terms and conditions as were applicable to such Company PSU Award (other than the performance-based vesting conditions), including a time-based vesting schedule covering the full performance period of such Company PSU Award.

(B) At the Effective Time, each Specified Company RSU/PSU Award that is outstanding and unvested pursuant to its terms immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, the Company, the holder thereof or any other Person, be converted into a time-based vesting restricted stock unit award that will settle into a number of shares of Parent Common Stock (rounded down to the nearest whole share), determined by multiplying the target number of Shares deliverable under such Specified Company RSU/PSU Award (assuming achievement of the underlying performance goals at 100% of target) as of immediately prior to the Effective Time by the Equity Award Exchange Ratio, with such time-based vesting restricted stock unit award subject to substantially the same terms and conditions as were applicable to such Specified Company RSU/PSU Award (other than the performance-based vesting conditions); provided that 50% of such time-based vesting restricted stock unit award shall have a vesting date of July 1, 2023 and the remaining 50% shall have a vesting date of July 6, 2024.

(v) Residual Shares. Any Shares that remain available for issuance pursuant to any Company Stock Plan as of the Effective Time (the “Residual Shares”) shall, in accordance with such Company Stock Plan, be converted at the Effective Time into the number of shares of Parent Common Stock equal to the product of the number of such Residual Shares and the Equity Award Exchange Ratio.

(vi) Company ESPP. Prior to the Closing, the Company shall take all reasonable actions required to (A) terminate the Company ESPP, as of immediately prior to the Closing Date, (B) if the Closing shall occur prior to the end of any offering period in existence under the Company ESPP as of the Closing Date, cause a new exercise date to be set under the Company ESPP, which date shall be within ten (10) Business Days prior to the Closing Date, for the automatic exercise of such options on such date, (C) provide that the amount of the accumulated contributions of each participant under the Company ESPP as of immediately prior to the Effective Time shall, to the extent not used to purchase Shares in accordance with the terms and conditions of the Company ESPP (as amended pursuant to this Section 3.8(a)(vi)), be refunded to such participant as promptly as practicable following the Effective Time (but no later than the later of (x) five (5) Business Days after the Effective Time or (y) the first payroll date after the Effective Time), (D) provide that no new participants may elect to participate in the Company ESPP after the Agreement Date, (E) provide that no participant may increase their payroll deductions with respect to the final offering period and (F) provide that no new offering period shall commence after the Agreement Date. As soon as reasonably practicable after the Effective Time (but in any event within 30 days following the Effective Time), Parent shall, or shall cause the Surviving Corporation to, pay through the Surviving Corporation’s payroll each Company employee’s Company ESPP account balance measured as of the time of plan termination to be distributed in cash to each such employee (net of any withholding Taxes required to be deducted and withheld by applicable Laws in accordance with Section 3.6(e) or Section 3.8(b)).

(b) All amounts payable pursuant to Section 3.8(a)(i)(A), (iii) and (vi) shall be subject to any required withholding of Taxes and shall be made as soon as practicable (and in any event within 30 days) following the date of determination that Milestone 1 or Milestone 2 is achieved, and will be made through the payroll processing system of Parent, the Surviving Corporation or a Subsidiary of the Surviving Corporation, as applicable, in accordance with standard payroll practices, and payments to non-employee service providers and non-employee directors, will be paid to the Paying Agent or such other method as the Company typically uses for payments to such Persons; provided, however, that to the extent that any amounts payable under Section 3.8(a)(i)(A), (iii) and (iv) constitute nonqualified deferred compensation subject to Section 409A of the Code or is subject to any agreement, plan or arrangement that requires any delay in payment of such amounts beyond the time period provided by this Section 3.8, Parent or the Surviving Corporation shall pay such amounts at the earliest time, as applicable, permitted under the terms of the applicable agreement, plan or arrangement and that will not trigger a Tax or penalty under Section 409A of the Code.

(c) The Parties hereby acknowledge and agree that the Merger, if consummated pursuant to the terms of this Agreement, constitutes a “Change in Control” for the purposes of the Company Equity Plans containing a “Change in Control” or other similar provision and the Company ESPP.

(d) Prior to the Effective Time, the Company shall take all actions necessary to provide that the Company shall not be required to deliver Shares or any shares of capital stock of the Company to any Person pursuant to, upon exercise of, or in settlement of Company Options, Company RSU Awards or Company PSU Awards, as applicable, after the Effective Time. No later than the five (5) Business Day from the date of determination that the Milestone 1 or Milestone 2 is achieved, Parent shall file or cause to have in effect one or more appropriate registration statements (on Form S-8, or any successor or other appropriate forms) with respect to shares of Parent Common Stock underlying the awards converted pursuant to this Section 3.8.

Section 3.9 Further Action. The Parties agree to take all necessary action to cause the Merger to become effective in accordance with Article 3 as soon as practicable following the consummation of the Offer without a meeting of the Company’s stockholders, as provided in Section 251(h) of the DGCL. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

With respect to any Section of this Article 4, except (a) as disclosed in the reports, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC, in each case pursuant to the Exchange Act on or after January 1, 2021, at least one Business Day before the Agreement Date, and publicly available (other than any disclosures contained or referenced therein under the captions “risk factors”, “forward-looking statements” and any other disclosures contained or referenced therein of information, factors or risks to the extent that they are predictive, cautionary or forward-looking in nature), it being understood that any matter disclosed in such filings shall not be deemed disclosed for the purposes of Section 4.3, Section 4.4(a), the first sentence of Section 4.4(c) or Section 4.7(a) of this Agreement or (b) as set forth in the Company Disclosure Letter (but subject to Section 10.13), the Company hereby represents and warrants to Parent and Purchaser as follows:

Section 4.1 Due Organization; Subsidiaries, Etc.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has all necessary corporate power and authority (i) to conduct its business in the manner in which its business is currently being conducted and (ii) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) The Company has no Subsidiaries.

(c) The Company does not own any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity. The Company has not agreed and is not obligated to make, and is not bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Entity.

Section 4.2 Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of its certificate of incorporation and bylaws, including all amendments thereto, as in effect on the Agreement Date.

Section 4.3 Authority; Binding Nature of Agreement. The Company has the corporate power and authority, and has taken all corporate action necessary, to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Company Board (at a meeting duly called and held) has unanimously (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable and fair to, and in the best interest of, the Company and its stockholders, (b) authorized and approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) resolved that the Offer and the Merger shall be effected under Section 251(h) of the DGCL and (d) resolved to recommend that the stockholders of the Company tender their Shares to Purchaser pursuant to the Offer, which resolutions, as of the Agreement Date, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) Laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies (the “Bankruptcy and Equity Exceptions”).

Section 4.4 Capitalization, Etc.

(a) The authorized capital stock of the Company consists of: (i) 1,000,000,000 Shares, of which 26,844,292 shares have been issued and are outstanding as of the close of business on November 3, 2022; and (ii) 5,000,000 shares of the Company’s preferred stock, $0.001 par value per share, of which no shares have been issued or are outstanding. All of the outstanding Shares have been duly authorized and validly issued and are fully paid and nonassessable.

(b) (i) None of the outstanding Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Shares is subject to any right of first refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Shares. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Shares or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company registered under the Securities Act.

(c) As of the close of business on November 3, 2022: (i) 6,836,130 Shares are subject to issuance pursuant to Company Stock Awards granted and outstanding under the Company Equity Plans of which (A) 963,525 Shares were subject to outstanding Company RSU Awards, (B) 1,038,250 Shares were subject to outstanding Company PSU Awards (assuming achievement of any applicable performance criteria at the target level) and (C) 4,834,355 Shares were subject to outstanding Company Options, and (ii) 469,381 Shares are reserved for future issuance under the Company Equity Plans. All outstanding Shares have been offered and issued in accordance in all material respects with all applicable securities Laws. The Company has delivered or made available to Parent or Parent’s Representatives copies of the Company Equity Plans covering the Company Stock Awards outstanding as of the Agreement Date and the forms of all agreements evidencing such Company Stock Awards. Each Company Stock Award may, by its terms, be treated in accordance with Section 3.8. With respect to each grant of Company Options, Company RSU Award and Company PSU Award, each such grant was (A) made in accordance with the terms of the applicable Company Equity Plan, the Exchange Act and all other applicable Laws, and the rules and regulations of the Nasdaq Global Select Market (“Nasdaq”) and (B) properly accounted for in accordance with generally accepted accounting principles in the United States (“GAAP”) in the financial statements (including the related notes) of the Company and disclosed in the Company SEC Documents in accordance with the Exchange Act and all other applicable Laws. Other than as set forth in this Section 4.4(c) and Section 4.4(b), there is no issued, reserved for issuance, outstanding or authorized stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company.

(d) Section 4.4(d) of the Company Disclosure Letter sets forth a true, correct and complete list of all Company Stock Awards outstanding as of the Agreement Date, specifying, on a holder-by-holder basis, (i) the name of each holder, (ii) the number of Shares subject thereto (assuming achievement of any applicable performance criteria at the target level), (iii) the grant date thereof, (iv) the exercise price thereof, (v) the expiration or vesting date thereof and (vi) in the case of Company Options, whether any such Company Option is intended to qualify as an “incentive stock option” or a “nonqualified stock option”, in each case to the extent applicable. The per share exercise price of each Company Option was equal to the fair market value (within the meaning of Section 409A of the Code) of a Share on the date of grant and each Company Option intended to qualify as an “incentive stock option” under Section 422 of the Code so qualifies.

(e) Except as set forth in this Section 4.4, as of the close of business on October 18, 2022, there are no: (i) outstanding shares of capital stock, or other equity interest in, the Company; (ii) outstanding subscriptions, options, calls, warrants, rights (whether or not currently exercisable) or obligations to acquire any shares of capital stock, restricted stock units, stock appreciation rights, phantom stock, profit participations, stock-based performance units or any other rights or obligations that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of the Company or the value of the Company; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of the Company; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which the Company is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities (clauses (i) through (iv), collectively, “Company Equity Securities”).

Section 4.5 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, the HSR Act and the rules and regulations of Nasdaq, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws of the Company; (b) cause a violation by the Company of any Law applicable to the Company or to which the Company is subject; or (c) require any consent or notice under, conflict with, result in breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, cancellation, acceleration or other change of any right or obligation or the loss of any benefit to which the Company is entitled or the grant of any Encumbrance (other than a Permitted Encumbrance) under (or give rise to any event that with or without notice or lapse of time or both would result in a breach of, constitute a default under, or give rise to any such right under) any provision of any Company Contract, except in the case of clauses (b) and (c), for such violations, conflicts, breaches or defaults that have not had or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as may be required by the Exchange Act, the DGCL, the HSR Act or other applicable Antitrust Law and the rules and regulations of Nasdaq, to the Knowledge of the Company, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 4.6 SEC Filings; Financial Statements.

(a) Since January 1, 2020, the Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the Agreement Date) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. No executive officer of the Company has failed to make the certifications required of him or her under Section 302 or 906 of the Sarbanes-Oxley Act with respect to any Company SEC Document filed or furnished by the Company with the SEC since January 1, 2020.

(b) The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) present fairly, in all material respects, the financial position of the Company as of the respective dates thereof and the results of operations and cash flows of the Company for the periods then ended in conformity with GAAP (except subject, in the case of the unaudited financial statements, to the absence of footnote disclosure and to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.

(c) The Company has designed and maintains, and at all times since January 1, 2020, has maintained, a system of internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) of the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of financial reporting. The Company (i) has designed and maintains disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e)

of the Exchange Act) to provide reasonable assurance that all information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and (ii) has determined, based on its most recent evaluation of its internal control over financial reporting and disclosure controls and procedures prior to the date of this Agreement, that (A) there are no, and have not since January 1, 2020 been any, significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting that are reasonably likely to adversely affect in any material respect the Company’s ability to record, process, summarize and report financial information and (B) there has been no fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(d) The Company is not a party to, nor does it have any obligation or other commitment to become, a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.

(e) Since January 1, 2020, (i) the Company has not received any material written complaint, allegation, assertion or claim regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or its internal accounting controls, including any credible complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company, whether or not employed by the Company, has reported evidence of a material violation of applicable Law, breach of fiduciary duty or similar violation by the Company to the Company Board or any committee thereof or, to the Knowledge of the Company, to any director or officer of the Company pursuant to the rules of the SEC adopted under Section 307 of the Sarbanes-Oxley Act.

(f) Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents or any supplement or amendment thereto with the SEC and at the time such Company Disclosure Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for inclusion or incorporation by reference in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO and at the time of any distribution or dissemination of the Offer Documents, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference in the Company Disclosure Documents based on information supplied by or on behalf of Parent or Purchaser specifically for inclusion or incorporation by reference in the Company Disclosure Documents.

(g) Since January 1, 2020, the Company has complied in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

Section 4.7 Absence of Changes.

(a) Since the date of the Balance Sheet through the Agreement Date, there has not occurred any Effect that has had or would be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect.

(b) Since the date of the Balance Sheet, the Company has operated in all material respects in the ordinary course of business (except for matters relating to the Transactions, this Agreement or other potential strategic transactions).

Section 4.8 Intellectual Property.

(a) Section 4.8(a) of the Company Disclosure Letter identifies (i) the name of the applicant/registrant, (ii) the jurisdiction of application/registration, (iii) the application or registration number and (iv) any other co-owners, for each item of Registered IP within the Company IP. To the Knowledge of the Company, each of the patents and patent applications included in such Registered IP properly identifies by name each and every inventor of the claims thereof as determined in accordance with applicable Laws of the United States. As of the Agreement Date, no interference, opposition, reissue, reexamination or other proceeding of any nature (other than initial examination proceedings) is pending in which the scope, validity, enforceability, inventorship or ownership of any Registered IP listed on Section 4.8(a) of the Company Disclosure Letter is being or has been contested or challenged.

(b) The Company owns and possesses or has a license to the right, title and interest in and to all Material Company IP, free and clear of all Encumbrances (other than Permitted Encumbrances and any Encumbrances caused or created by any action or failure to act by any Person other than the Company). No Company Associate or other Person owns any Material Company IP, and each Company Associate who is or was involved in the creation or development of any Company IP, pursuant to such Company Associate’s activities on behalf of the Company, has signed a written agreement containing an assignment to the Company of Intellectual Property Rights arising from such activities and confidentiality provisions protecting the Company IP.

(c) Section 4.8(c) of the Company Disclosure Letter sets forth each license agreement pursuant to which the Company (i) has a license to any Material Company IP (other than pursuant to any material transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements, commercially available Software-as-a-Service offerings, off-the-shelf software licenses or generally available patent license agreements entered into in the ordinary course of business) (each an “Inbound License”) or (ii) has granted a license to any Material Company IP (other than pursuant to any materials transfer agreements, services agreements, clinical trial agreements, non-disclosure agreements or non-exclusive outbound licenses entered into in the ordinary course of business) (each an “Outbound License”).

(d) To the Knowledge of the Company: (i) the operation of the business of the Company as currently conducted does not infringe any valid and enforceable Registered IP or misappropriate or otherwise violate any other Intellectual Property Right owned by any other Person and (ii) no Person is infringing, misappropriating or otherwise violating any Company IP. As of the Agreement Date, no Legal Proceeding is pending and served (or, to the Knowledge of the Company, is being threatened in writing) against the Company or by the Company with respect to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Rights of another Person or of the Company IP. Since January 1, 2020, the Company has not received any written notice or other written communication relating to any actual, alleged or suspected infringement, misappropriation or other violation of any Intellectual Property Right of another Person by the Company.

(e) To the Knowledge of the Company, the Company has taken reasonable security and other measures to protect the Company IP, including reasonable measures against unauthorized disclosure, to protect the secrecy, confidentiality, and value of its trade secrets and other technical information.

(f) None of the Material Company IP is subject to any pending or outstanding Order or other disposition of dispute that adversely and materially restricts the use, transfer, registration or licensing of any such Material Company IP by the Company.

Section 4.9 Contracts.

(a) Section 4.9(a) of the Company Disclosure Letter identifies each Company Contract that constitutes a Material Contract as of the Agreement Date. Each of the following Company Contracts shall be deemed to constitute a “Material Contract” for purposes of this Agreement:

(i) any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $1,000,000 in the fiscal year ending December 31, 2022 or in any fiscal year thereafter, excluding commercially available off-the-shelf software licenses;

(ii) any Company Contract (other than any Company Stock Awards) pursuant to which the Company has contingent obligations that upon satisfaction of certain conditions precedent will result in the payment by the Company of more than $250,000 in the aggregate in the fiscal year ending December 31, 2022 or in any fiscal year thereafter, in either milestone payments or royalties or other amounts calculated based upon (A) the achievement of regulatory or commercial milestones or (B) the receipt of revenue or income based on product sales;

(iii) any Company Contract (A) granting any covenant not to sue or limiting the freedom or right of the Company, in any material respect, to engage in any line of business, to make use of or enforce its rights under any material Company IP (other than pursuant to any Outbound License) or to compete with any other Person in any location or line of business, (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by the Company or (C) containing exclusivity obligations or restrictions or otherwise limiting the freedom or right of the Company to sell, distribute or manufacture any products or services or any technology or other assets to or for any other Person (which, for clarity, excludes any field-of-use limitations pursuant to the terms of any inbound license of Intellectual Property entered into in the ordinary course of business);

(iv) any Company Contract constituting a joint venture, partnership, profit sharing or similar arrangement;

(v) any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Shares, or to the Knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations and Company Contracts pursuant to Company Stock Awards);

(vi) any Company Contract entered into since January 1, 2020 that relates to the acquisition or disposition of any Entity or any line of business or division of any Entity, a material amount of stock or assets of any Person or any real property (whether by merger, sale of stock, sale of assets or otherwise) but excluding any transfer agreements, services agreements, clinical trial agreements and non-exclusive licenses granted in the ordinary course of business;

(vii) any Company Contract with any Governmental Body;

(viii) any Company Contract that is a settlement, conciliation or similar agreement (A) in respect of the Company Product or (B) with or approved by any Governmental Body, in the case of each clauses (A) and (B), pursuant to which (1) the Company will be required after the Agreement Date to pay any monetary obligations or (2) that contains material obligations or limitations on the Company’s conduct;

(ix) any Company Contract relating to Indebtedness in excess of $1,000,000 (whether incurred, assumed, guaranteed or secured by any asset) of the Company or subjecting to any Encumbrance (other than Permitted Encumbrances) any right or other asset or property of the Company;

(x) any hedging, swap, derivative or similar Company Contract;

(xi) any Company Contract for the lease or sublease of any material real property;

(xii) any Company Contract that provides for indemnification or guarantee of the obligations of any other Person that would be material to the Company taken as a whole (excluding indemnities contained in agreements for the purchase, sale or license of products, materials or services entered into in the ordinary course of business);

(xiii) any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company, the pledging of the capital stock or other equity interests of the Company or prohibits the issuance of any guaranty by the Company;

(xiv) any Company Contract relating to the Company Product containing terms addressing or relating to (A) clinical drug development, clinical pilot programs, clinical trials or other clinical testing programs (other than clinical trial agreements entered into in the ordinary course of business), including any material collaboration, joint development or other similar agreement, (B) the supply, manufacturing, distribution, commercialization, purchase or sale of the Company Product (including any sole source supply, co-promotion, sales representative, distribution, wholesaler, reseller or other similar agreement) or (C) the pricing or reimbursement terms for the Company Product, in the case of each of clauses (A), (B) and (C), that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to the Company in an amount having an expected value in excess of $250,000;

(xv) any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

(b) As of the Agreement Date, the Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available an unredacted copy of such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company nor, to the Knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company nor, to the Knowledge of the Company, the other party has taken or failed to take any action that, with or without notice, lapse of time or both, would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company and, to the Knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the Knowledge of the Company, each Material Contract is enforceable by the Company in accordance with its terms, subject to the Bankruptcy and Equity Exceptions. Since January 1, 2020, through the Agreement Date, the Company has not received any written notice regarding any material violation or breach or default under any Material Contract that has not since been cured. The Company has not waived in writing any rights under any Material Contract, the waiver of which would have or be reasonably expected to have, either individually or in the aggregate, a Material Adverse Effect.

Section 4.10 No Undisclosed Liabilities. The Company does not have any liabilities of or obligations (whether absolute, accrued, contingent, fixed or otherwise) of any nature, whether or not of the type required to be disclosed in the liabilities column of a consolidated balance sheet prepared in accordance with GAAP, except for: (i) liabilities disclosed on the Balance Sheet; (ii) liabilities or obligations incurred pursuant to the terms of this Agreement or in connection with the Transactions; (iii) liabilities arising in the ordinary course of business incurred after the Agreement Date in connection with performance obligations of the Company under the

Company Contracts (other than those liabilities resulting from any breach by the Company thereof); (iv) liabilities incurred since the date of the Balance Sheet in the ordinary course of business; and (v) liabilities that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.11 Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of the Company, threatened) against the Company or, to the Knowledge of the Company, against any Company Associate in such individual’s capacity as such, other than Legal Proceedings that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the Agreement Date, there is no legally binding settlement or Order to which the Company is subject that would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. As of the Agreement Date, no investigation or review by any Governmental Body with respect to the Company is pending or, to the Knowledge of the Company, is being threatened, other than any investigations or reviews that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.12 Compliance with Laws. The Company is, and since January 1, 2020, has been, in compliance with all applicable Laws, except where the failure to be in compliance has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, since January 1, 2020, through the Agreement Date, the Company has not been given written notice of, or been charged with, any unresolved violation of any Law, except, in each case, for any such violations that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.13 Regulatory Matters.

(a) Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company taken as a whole, the Company has filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA or otherwise having jurisdiction over the safety, efficacy, approval, development, testing, labeling, manufacture, storage, marketing, promotion, sale, commercialization, shipment, import, export or distribution of pharmaceutical products (such Governmental Bodies, collectively, the “Specified Governmental Bodies”)) all material required filings, permits, claims, responses, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company taken as a whole, all such filings, permits, claims, responses, declarations, listings, registrations, reports or submissions were in compliance with applicable Laws when filed and no deficiencies have been asserted by any Specified Governmental Body with respect to any such filings, permits, claims, responses, declarations, listing, registrations, reports or submissions.

(b) Except as would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect, all preclinical and clinical investigations sponsored by the Company are being conducted in compliance with all applicable clinical protocols and informed consent and other Laws, including Good Clinical Practices requirements (preclinical and clinical), Good Manufacturing Practices and pharmacovigilance. As of the Agreement Date, the Company has not received any written notices or other correspondence from the FDA or any other Specified Governmental Body with respect to any ongoing clinical or pre-clinical studies or tests requiring the termination, suspension or material modification of such studies or tests.

(c) The Company has not (i) made an untrue statement of a material fact or fraudulent statement to any Specified Governmental Body, (ii) failed to disclose a material fact required to be disclosed to any Specified Governmental Body or (iii) committed any other act, made any statement or failed to make any statement that (in any such case) establishes a reasonable basis for the FDA or for any other Specified Governmental Body to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy (or similar Law or policy). The Company is not the subject of any pending or, to the Company’s Knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal

Gratuities Final Policy. Neither the Company nor any officers of the Company (or, to the Knowledge of the Company, any other employees, agents or clinical investigators of the Company) has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Law or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Law.

(d) Except as has not had and as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company is in compliance and, since January 1, 2020, has been in compliance with all healthcare laws applicable to the operation of its business as currently conducted, including: (i) any and all applicable federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. Section 1320a-7(b)) and the civil False Claims Act (31 U.S.C. Section 3729 et seq.); (ii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act; (iii) Laws which are cause for exclusion from any federal health care program; and (iv) Laws relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by the Company. No enforcement, regulatory or administrative proceeding is pending, or, to the Company’s Knowledge, no such enforcement, regulatory or administrative proceeding has been threatened in writing, against the Company under the Federal Food, Drug, and Cosmetic Act (21 U.S.C. Section 301, et seq.), the Anti-Kickback Statute or similar Laws.

(e) The Company Product (or, to the Knowledge of the Company, any component thereof) has not been recalled, withdrawn, suspended or discontinued (whether voluntarily or otherwise). No Legal Proceeding (whether completed or pending) seeking the recall, withdrawal, suspension or seizure of the Company Product is pending or, to the Knowledge of the Company, threatened against the Company, nor has any such Legal Proceeding been pending at any time.

(f) To the Knowledge of the Company, there has been (i) no adverse event reportable to the FDA or other Specified Governmental Body with respect to the safety or efficacy of the Company Product or (ii) no scientific or technical fact or circumstance that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on the scientific, therapeutic or commercial viability of the Company Product in light of the particular stage of development of the Company Product and taking into account all relevant facts and circumstances at the time such facts or circumstances arose, including medical and clinical considerations, the regulatory environment and competitive market conditions.

Section 4.14 Certain Business Practices. Except as would not reasonably be expected, individually or in the aggregate, to be material to the Company taken as a whole, neither the Company nor any of its directors or officers or, to the Knowledge of the Company, any of its other employees, representatives or agents (in each case, acting in such capacity on behalf of the Company within the meaning of the Foreign Corrupt Practices of 1977) has (i) used any funds (whether of the Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (iii) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Law of similar effect. Since January 1, 2018, the Company has not received any written communication from a Governmental Body, and has not been subject to any Legal Proceeding, that alleges any of the foregoing.

Section 4.15 Governmental Authorizations. The Company holds all Governmental Authorizations necessary to enable it to conduct its business in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Governmental Authorizations held by the Company are, in all material respects, valid and in full force and in effect. The Company is, and since January 1, 2020 has been, in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.16 Tax Matters.

(a) Each of the material Tax Returns required to be filed by the Company with any Governmental Body has been filed on or before the applicable due date (taking into account any extensions of such due date), and all such Tax Returns are accurate and complete in all material respects, all material Taxes (whether or not shown as due on such Tax Returns) have been paid and the Company has withheld and paid over to the appropriate taxing authority (or set aside for payment when due) all material Taxes required to have been withheld and paid over, including any material withholding or deduction in connection with amounts paid to any employee, independent contractor, stockholder, creditor or other third party. The unpaid Taxes of the Company as of the date of the Balance Sheet have been reserved for in accordance with GAAP and the Company has not incurred any material liability for Taxes since the date of the Balance Sheet other than in the ordinary course of business or in connection with the Transactions.

(b) No material deficiency for any Tax has been asserted or assessed by a taxing authority in writing against the Company which deficiency has not been paid, settled or withdrawn. No material written claim has been made by a taxing authority that the Company is subject to Tax in a jurisdiction where it has not filed Tax Returns. No audits, examinations or other proceedings with respect to material Taxes or Tax Returns of the Company are currently in process, pending or threatened in writing.

(c) The Company has not waived any statute of limitations with respect to material Taxes or agreed to any extension of time with respect to a material Tax assessment or deficiency. The Company has not requested an extension of time within which to file any material Tax Return that has not since been filed.

(d) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in or use of an improper method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement under Section 7121 of the Code (or any similar provision of state, local or non-U.S. Tax Law), (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received prior to the Closing Date, other than in the ordinary course of business or (v) intercompany item under Treasury Regulations Section 1.1502-13 or an excess loss account under Treasury Regulations Section 1.1502-19.

(e) There are no Encumbrances, except for Permitted Encumbrances, for Taxes upon any property or assets of the Company, nor are there any liens pending or threatened in writing.

(f) The Company is not a party to or bound by any material Tax sharing, allocation or indemnification agreement or arrangement that would have a continuing effect after the Closing Date (other than such agreements or arrangements with third parties made in the ordinary course of business, the principal purpose of which is not Tax). The Company has not (i) been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company) or (ii) had any material liability for the Taxes of another Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, or otherwise by operation of Laws.

(g) Within the last two (2) years, the Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(h) The Company has not entered into any “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (or any similar provision of state, local or foreign Law).

(i) The Company has made available all written rulings or determinations received from a Taxing Authority and all written requests for such rulings or determinations, in each case, that would reasonably be expected to be relevant to any open or future taxable year of the Company.

(j) The Company will not be required to pay any material amount of Designated Deferred Taxes after the Closing Date.

(k) The Company is not nor has it been a “United States real property holding corporation” within the meaning of Section 897(c) of the Code at any time during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(l) The Company is not a “U.S. shareholder” (as defined in Section 951(b) of the Code) of any “controlled foreign corporation” (as defined in Section 957(a) of the Code).

Section 4.17 Employee Matters.

(a) Except as required by applicable Laws, the employment of each of the Company’s employees is terminable by the Company at will.

(b) The Company is not a party to, bound by, has no duty to bargain for, or is not currently negotiating in connection with entering into, any collective bargaining agreement or other Contract with a labor organization or work council representing any of the Company employees and there are no labor organizations representing, purporting to represent or, to the Knowledge of the Company, seeking to represent any employees of the Company.

(c) (i) There is not any, and during the past three (3) years there has not been any, strike, slowdown, work stoppage, lockout, picketing or labor dispute, affecting the Company or any of its employees; (ii) to the Knowledge of the Company, no union organizational campaign is in progress with respect to the employees of the Company and no question concerning representation of such employees exists; (iii) the Company is not engaged in any unfair labor practice; (iv) there are not any unfair labor practice charges or complaints against the Company pending or, to the Knowledge of the Company, threatened before the National Labor Relations Board; (v) there are not any pending or, to the Knowledge of the Company, threatened union grievances against the Company that would reasonably be expected to result in an adverse determination; and (vi) the Company has not received written communication during the past three (3) years of the intent of any Governmental Body responsible for the enforcement of labor or employment Laws to conduct an investigation of or affecting the Company and, to the Knowledge of the Company, no such investigation is in progress.

(d) There is no, and since January 1, 2020, there has not been any Legal Proceeding pending or, to the Knowledge of the Company, threatened in writing relating to employment, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints, other than any Legal Proceedings that, individually or in the aggregate, have not had and would not reasonably be expected to have a Material Adverse Effect.

(e) The Company is in compliance in all material respects with all applicable Laws, Contracts and authorizations to which it is a party relating to employment, including applicable Laws related to employment practices, wages, hours, labor relations, overtime, collective bargaining, unemployment insurance, workers’ compensation, equal employment opportunity, civil rights, affirmative action, immigration, unfair labor practice, child labor, hiring promotion and termination of employees, working conditions, meal and break periods, privacy, leaves of absence, paid sick leave, safety and health, working conditions and continued coverage under group health plans, classification of employees and contractors, race, age, religion, gender and other protected classifications, national origin and disability discrimination, the payment or withholding of Taxes and the termination of employment, including any obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 (the “WARN Act”) and similar state, territorial or local Law. Since January 1, 2020, the Company has not effectuated a “mass layoff” or “plant closing” (as defined by the WARN Act) that has triggered or would reasonably be expected to trigger, individually or in the aggregate, the requirements of the WARN Act or any state or local Law equivalents.

(f) The Company has not been party to any settlement agreement with a current or former director, officer, employee, applicant or independent contractor resolving allegations of sexual harassment. There are, and there have not been any material allegations of sexual harassment by or against any current or former director, officer or employee of the Company.

(g) (i) No executive officer or key employee has notified the Company in writing of any plans to terminate his, her or their employment with the Company as a result of the transactions contemplated hereby and (ii) no Company Associate is subject to a Contract that prohibits or materially restricts such individual’s employment with or performance of duties for the Company or Parent following the Effective Time.

Section 4.18 Benefit Plans.

(a) Section 4.18(a) of the Company Disclosure Letter sets forth a true, correct and complete list as of the date of this Agreement of each material Employee Plan. The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of the following, as relevant: (i) all material plan documents and all material amendments thereto (or, in the case of any unwritten Employee Plan, a written description thereof), and all related trust or other funding documents; (ii) any currently effective determination letter or opinion letter received from the IRS; (iii) the most recent annual actuarial valuation and the most recent annual report on Form 5500; (iv) the most recent summary plan descriptions and any material modifications thereto; and (v) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto. No Employee Plan is subject to the Laws of a jurisdiction outside the United States.

(b) Neither the Company nor any ERISA Affiliate sponsors, maintains or contributes to, or during the past six (6) years, has sponsored, maintained, contributed to, or is required to maintain, sponsor or contribute to, or has any actual or contingent liability under, any Employee Plan that is: (i) a “multiemployer plan” (as defined in Section 3(37) or 4001(a)(3) of ERISA); (ii) a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan; (iii) a multiple employer welfare arrangement (as defined in Section 3(40) of ERISA); or (iv) a multiple employer plan within the meaning of Section 4063 or Section 4064 of ERISA or Section 413 of the Code.

(c) (i) Each Employee Plan that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, and, to the Knowledge of the Company, nothing has occurred, whether by action or failure to act, that would reasonably be expected to cause the loss of such qualification; (ii) each Employee Plan is now and has been maintained and operated in compliance in all material respects with its terms and all applicable Laws, including but not limited to ERISA and the Code; and (iii) there are no material suits, claims, Legal Proceedings, actions, governmental audits, inquiries or investigations that are pending, or to the Knowledge of the Company, threatened, against or involving any Employee Plan or asserting any rights to or claims for benefits under any Employee Plans (other than routine claims for benefits in the normal course).

(d) Each Employee Plan that constitutes a “nonqualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code is and has been maintained and operated in documentary and operational compliance in all material respects with Section 409A of the Code or an available exemption therefrom.

(e) The Company does not have any liability in respect of, or obligation to provide, post-retirement or other post-employment health, life insurance or welfare benefits for any Company Associate (or the spouses, dependents or beneficiaries of any individuals), whether under an Employee Plan or otherwise, except as required to comply with Section 4980B of the Code or any similar Law.

(f) Except as required under this Agreement, neither the execution and delivery of this Agreement nor the consummation of the Transactions (either alone or in conjunction with any other event, including any termination of employment on or following the Effective Time) will: (i) entitle any Company Associate to any additional or increased compensation or benefits; (ii) result in any payment becoming due to any Company Associate, including any severance, retention, change in control, termination or similar compensation or benefits; (iii) result in the acceleration of the time of payment or vesting, or the increase in the amount of, compensation or benefits due to any such Company Associate; (iv) trigger any payment or funding (through a grantor trust or otherwise) of any compensation or benefits or directly or indirectly cause the Company to transfer or set aside any material assets to fund any benefits under any Employee Plan; (v) result in the payment of any amount or any benefits that would, individually or in combination with any other such payment or benefits, constitute an “excess parachute payment”, as defined in 280G(b)(1) of the Code, to any Company Associate; or (vi) result in any forgiveness of indebtedness.

(g) No Company Associate is entitled to any gross-up, make-whole or other additional payment from the Company or any other Person in respect of any Tax (including federal, state, provincial, territorial, municipal, local and non-U.S. income, excise and other Taxes (including Taxes imposed under Section 4999 or 409A of the Code)) or interest or penalty related thereto.

Section 4.19 Environmental Matters. Except for those matters that have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company and, to the Knowledge of the Company, any third-party manufacturer of any Company product, including the Company Product, is, and since January 1, 2020, has been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of its business; (b) the Company has not received any written claim, allegation, notice, report or other information of, or entered into any legally-binding settlement or Order involving, any uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the Company relating to or arising under Environmental Laws; (c) to the Knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials at any property or facility and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in the case of each of clauses (1) and (2), in a manner or at a level that would reasonably be expected to result in any claim against or liability of the Company under any Environmental Law; and (d) the Company has not assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws.

Section 4.20 Real Property.

(a) The Company does not own, and has not ever owned, any real property.

(b) Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company holds a valid and existing leasehold interest in the material real property that is leased or subleased by the Company from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances and Encumbrances described in the leases and subleases with respect to real property to which the Company is a party. The Company has not received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.

Section 4.21 Title to Assets. The Company has good and valid title to all assets owned by it as of the Agreement Date, including all assets (other than capitalized or operating leases) reflected on the Company’s unaudited balance sheet as of June 30, 2022 included in the last Quarterly Report on Form 10-Q (the “Balance Sheet”) filed by the Company with the SEC (but excluding Intellectual Property Rights, which are covered by Section 4.8) except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet and except where such failure has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.22 Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Company. Except as has not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, all such insurance policies are in full force and effect, no written or, to the Knowledge of the Company, other notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured thereunder. There is no material claim pending under any of the Company’s insurance policies as to which coverage has been denied or disputed by the underwriters of such policies.

Section 4.23 Section 203 of the DGCL. Assuming the accuracy of the representations and warranties set forth in Section 5.7, the Company Board has taken all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Laws shall be inapplicable to the execution, delivery and performance of this Agreement and the Support Agreement and to the consummation of the Transactions.

Section 4.24 Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and the Merger.

Section 4.25 Opinion of Financial Advisor. The Company Board has received the oral opinion, to be subsequently confirmed in writing, of the Company’s financial advisor, Centerview Partners LLC, to the effect that, as of the date of such opinion and based on and subject to the matters set forth therein, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations on the review undertaken set forth therein, the cash consideration to be paid to the holders of Shares (other than (a) Excluded Shares, (b) Dissenting Shares and (c) Shares held by any affiliate of the Company or Parent) pursuant to this Agreement is fair, from a financial point of view, to such holders. The Company will provide or make available to Parent, solely for informational purposes, a copy of the signed opinion following receipt thereof by the Company, it being expressly understood and agreed that such opinion is for the benefit of the Company Board and may not be relied upon by Parent or Purchaser.

Section 4.26 Brokers and Other Advisors. Except for Centerview Partners LLC, whose engagement or fee letters with the Company in connection with the Transactions has been made available to Parent prior to the Agreement Date, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 4.27 Acknowledgment by the Company. The Company is not relying and has not relied on any representations or warranties whatsoever by or on behalf of Parent, Purchaser or any of their respective Affiliates regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 5 and in any certificates delivered by Parent or Purchaser in connection with the Transactions contemplated hereby. Such representations and warranties by Parent and Purchaser constitute the sole and exclusive representations and warranties of each of Parent and Purchaser in connection with the Transactions and the Company understands, acknowledges and agrees that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by each of Parent and Purchaser.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER

Except as set forth in the Parent Disclosure Letter, Parent and Purchaser jointly and severally represent and warrant to the Company as follows:

Section 5.1 Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary corporate power and authority (a) to conduct its business in the manner in which its business is currently being conducted and (b) to own and use its assets in the manner in which its assets are currently owned and used, except where any failure of such power and authority has not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Parent has delivered or made available to the Company or the Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other similar organizational documents of Parent and Purchaser, including all amendments thereto.

Section 5.2 Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned (direct or indirect) Subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.

Section 5.3 Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement and the CVR Agreement; and the execution, delivery and performance by Parent and Purchaser of this Agreement and the CVR Agreement and the consummation of the Transactions have been duly authorized by all corporate action necessary on the part of Parent and Purchaser and their respective boards of directors. This Agreement, and the CVR Agreement, shall constitute, when executed and delivered by Parent, the legal, valid and binding obligation of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is, or shall be, as applicable, enforceable against them in accordance with its terms, subject to the Bankruptcy and Equity Exceptions.

Section 5.4 Non-Contravention; Consents. Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement and the CVR Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other similar organizational documents of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Law or Order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any Contract, except, in the case of clauses (b) and (c), for such conflicts, violations, breaches or defaults that have not had and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. Except as may be required by the Exchange Act, state takeover laws, the DGCL or the HSR Act or other applicable Antitrust Law, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement and the CVR Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 5.5 Disclosure. The Offer Documents, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Offer Documents, at the time of the filing of such Offer Documents or any supplement or amendment thereto with the SEC and at the time such Offer Documents or any supplements or amendments thereto are first distributed or disseminated to the Company’s stockholders, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. The information with respect to Parent or Purchaser that Parent or Purchaser furnishes to the Company specifically for inclusion or incorporation by reference in the Schedule 14D-9, at the time such document is filed with the SEC and at the time such document is first published, distributed or disseminated to the stockholders of the Company, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, neither Parent nor Purchaser makes any representation with respect to statements made or incorporated by reference in the Offer Documents based on information supplied by or on behalf of the Company specifically for inclusion or incorporation by reference in the Offer Documents.

Section 5.6 Litigation. As of the Agreement Date, there is no Legal Proceeding pending (or, to the Knowledge of Parent, threatened) against Parent or Purchaser, except as would not and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the Agreement Date, neither Parent nor Purchaser is subject to any legally binding settlement or Order that is reasonably likely to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the Agreement Date, no investigation or review by any Governmental Body with respect to Parent or Purchaser is pending or, to the Knowledge of Parent, is being threatened, other than any investigations or reviews that would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 5.7 Ownership of Company Common Stock; Absence of Certain Arrangements. Neither Parent nor Purchaser, nor any of their respective Affiliates, directly or indirectly owns, and at all times for the past three (3) years, neither Parent nor any of Parent’s Affiliates has owned, beneficially or otherwise, any capital stock of, or any other equity, or ownership interest of, or subscriptions, options, calls, warrants or rights (whether or not currently exercisable) or any equity interest of any nature in, the Company. As of the Agreement Date, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL. Except for the Support Agreement, neither Parent nor Purchaser nor any of their respective Affiliates is a party to any Contract, or has authorized, made or entered into, or committed or agreed to enter into, any formal or informal arrangements or other understandings (whether or not binding) with any stockholder, director, officer, employee or other Affiliate of the Company (a) relating to (i) this Agreement or the Transactions or (ii) the Surviving Corporation or any of its businesses or operations (including as to continuing employment) from and after the Effective Time or (b) pursuant to which (i) any holder of Shares would be entitled to receive consideration of a different amount or nature than the Merger Consideration in respect of such holder’s Shares or (ii) any holder of Shares has agreed to approve this Agreement or vote against any Superior Proposal.

Section 5.8 Brokers and Other Advisors. No broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Parent.

Section 5.9 No Interest in Restricted Businesses. (a) None of Parent, Purchaser or any of their respective Affiliates owns or otherwise has an interest in, or has the right to acquire ownership or any interest in, a Restricted Business and (b) none of Parent, Purchaser or any of their respective Affiliates is currently involved in any substantive negotiations with respect to the acquisition or inbound license of any Restricted Business.

Section 5.10 Sufficient Funds.

(a) Parent will have and will cause Purchaser to have at the Acceptance Time and on the Closing Date, available cash on hand in an aggregate amount sufficient to consummate the Transactions, including payment in cash of the aggregate Offer Price and the aggregate Merger Consideration, and to pay all related fees and expenses incurred in connection there with and to discharge all of Parent’s and Purchaser’s other liabilities as they become due.

(b) Parent and Purchaser acknowledge that their obligations under this Agreement are not contingent or conditioned upon Parent’s, Purchaser’s, their respective Affiliates’ or any other Person’s ability to obtain any financing for the consummation of the Transactions.

Section 5.11 Acknowledgement by Parent and Purchaser.

(a) Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever made by or on behalf of the Company regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Article 4 and in any certificates delivered by the Company in connection with the Transactions contemplated hereby (including as contemplated by Annex I). Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions, and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature, whether express, implied or statutory, are specifically disclaimed by the Company.

(b) In connection with the due diligence investigation of the Company by Parent and Purchaser and their respective Affiliates, stockholders or Representatives, Parent and Purchaser and their respective Affiliates, stockholders or Representatives have received and may continue to receive, after the Agreement Date from the Company and its Affiliates, stockholders or Representatives, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company and its businesses and operations. Parent and Purchaser hereby acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Parent and Purchaser will have no claim against the Company, any of its Affiliates, stockholders or Representatives, or any other Person with respect thereto, unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement. Accordingly, Parent and Purchaser hereby acknowledge and agree that neither the Company nor any of its Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly addressed or included in a representation or warranty contained in this Agreement.

ARTICLE 6

CERTAIN COVENANTS OF THE COMPANY

Section 6.1 Access and Investigation. During the period from the Agreement Date until the earlier of the Effective Time and the termination of this Agreement pursuant to Section 9.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company and its directors, employees and officers shall, and the Company shall direct its other Representatives to, provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s officers, employees, other personnel, and assets and to all existing books and records (provided, however, that any such access shall be conducted at Parent’s sole expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company) and to furnish to Parent such financial and operating data and other information relating to the Company as Parent may reasonably request for a reasonable business purpose relating to the Transactions. The foregoing notwithstanding, nothing herein shall require the Company to disclose any information to Parent if such disclosure would (x) jeopardize any attorney-client or other legal privilege or (y) contravene any applicable Law (including Antitrust Law) or fiduciary duty (so long as, in the case of each of clauses (x) and (y), the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto or contravene any applicable Law). Information disclosed pursuant to this Section 6.1 shall be disclosed subject to execution of a joint defense agreement in customary form, and disclosure may be limited to external counsel for Parent, to the extent the Company reasonably determines doing so is reasonably required for the purpose of complying with applicable Antitrust Law. With respect to the information disclosed pursuant to this Section 6.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated as of June 8, 2022, by and between the Company and Parent (the “Non-Disclosure Agreement”). All requests for information made pursuant to this Section 6.1 shall be directed to an executive officer of the Company or other Person designated by the Company in writing.

Section 6.2 Operation of the Business.

(a) During the Pre-Closing Period: except (A) as required under this Agreement or as required by applicable Laws, (B) any action or omission taken, pursuant to Pandemic Measures (in each case, after written notice to and, to the extent practicable under the circumstances, good faith consultation with, Parent), (C) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (D) as set forth in Section 6.2(a) of the Company Disclosure Letter, the Company shall use its reasonable best efforts to (i) conduct in all material respects its business and operations in the ordinary course of business and (ii) preserve intact the material components of the current business organization of the Company, including by using its reasonable best efforts to keep available the services of current officers and key employees and maintaining their relations and goodwill with all material suppliers, licensors, material customers, Governmental Bodies and other material business relations (it being agreed that with respect to the matters specifically addressed and permitted by any provision of Section 6.2(b), such specific provisions shall govern over the more general provision of this Section 6.2(a)).

(b) During the Pre-Closing Period, except (i) as required or otherwise expressly contemplated under this Agreement or as required by applicable Laws, (ii) any action or omission taken pursuant to Pandemic Measures (in each case, after written notice to and, to the extent practicable under the circumstances, consultation with, Parent), (iii) with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed) or (iv) as set forth in Section 6.2(b) of the Company Disclosure Letter, the Company shall not:

(i) amend or permit the adoption of any amendment to the Company’s certificate of incorporation and bylaws;

(ii) (A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock) or (B) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (1) repurchases or reacquisitions in a manner consistent with past practice of Shares outstanding as of the Agreement Date pursuant to the Company’s obligation (under written commitments in effect as of the Agreement Date) to purchase or reacquire Shares held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (2) repurchases in a manner consistent with past practice of Company Stock Awards (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the Agreement Date (in cancellation thereof) pursuant to the terms of any such Company Stock Award (in effect as of the Agreement Date) between the Company and a Company Associate only upon termination of such Person’s employment or engagement by the Company; or (3) in connection with withholding to satisfy the exercise price or Tax obligations with respect to Company Stock Awards;

(iii) split, combine, subdivide or reclassify any Shares or other equity interests;

(iv) issue, sell, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, grant delivery, pledge, transfer or encumbrance of any Company Equity Securities (except that (A) the Company may issue Shares as required to be issued upon the exercise of Company Options and vesting of the Company RSU Awards or Company PSU Awards that are outstanding as of the date of this Agreement, in each case, pursuant to their existing terms, and (B) the Company may issue Company Stock Awards to new hires who were offered Company Stock Awards as part of offer letters that were executed prior to the Agreement Date; provided that no such issuances shall be made following January 3, 2023);

(v) except as expressly contemplated by Section 3.8, (A) establish, adopt, enter into, terminate, amend or modify any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the Agreement Date), (C) grant any Company Associate any increase in compensation, wages, bonuses, incentives, severance pay or other compensation, or pension or other benefits, or pay any bonus to, or grant any loan to, any Company Associate, except that the Company may (1) in connection with its annual review of compensation, provide increases in annual base salaries and wages (and any corresponding increases in target cash bonus opportunities) to Company Associates with annual base compensation of $200,000 or less in the ordinary course of business or as provided in an Employee Plan, and (2) pay annual or quarterly cash bonus and sales commissions pursuant to Employee Plans for all or any portion of calendar year 2022 that was in effect prior to the date of this Agreement, in each case, in the ordinary course of business, (D) grant any equity awards, change in control, severance or entitlements to termination pay (or any increase thereof), (E) change any actuarial or other assumption used to calculate funding obligations with respect to any Employee Plan, enter into any trust, annuity or insurance Contract or similar agreement with respect to any Employee Plan other than in the ordinary course of renewing such Contract or similar arrangement, or change the manner in which contributions to any Employee Plan are made or the basis on which such contributions are determined or (F) take any action to fund, accelerate the time of payment or vesting or in any other way secure the payment of compensation or benefits under any plan, agreement, contract or arrangement with any Company Associate or any Employee Plan (or any award thereunder);

(vi) (A) enter into any change-of-control, retention, employment, severance, consulting or other material agreement with any Company Associate, (B) hire any Company Associate with an annual compensation in excess of $200,000, other than to replace a departed Company Associate with substantially similar compensation and terms as applied to the departed Company Associate or (C) terminate or furlough any Company Associate other than for cause;

(vii) form any Subsidiary, acquire any equity interest in any other Entity or enter into any joint venture, partnership, collaboration or similar arrangement;

(viii) make or authorize any capital expenditure, except that the Company may make capital expenditures (A) that are provided for in the Company’s capital expense budget either delivered or made available to Parent prior to the Agreement Date, which expenditures shall be in accordance with the categories set forth in such budget; or (B) solely for purposes of maintaining, repairing or replacing equipment used in the manufacturing process, that do not exceed $250,000 individually or $1,000,000 in the aggregate during any fiscal quarter;

(ix) acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse, transfer, assign, guarantee, mortgage or otherwise subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property (other than Company IP, which is the subject of Section 6.2(b)(xvii)), except, in the case of any of the foregoing, (A) entering into non-exclusive license agreements in the ordinary course of business, (B) pursuant to dispositions of obsolete, surplus or worn-out assets that are no longer useful in the conduct of the business of the Company or (C) capital expenditures permitted under Section 6.2(b)(viii);

(x) lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness, except for (A) short-term borrowings, of not more than $250,000 in the aggregate, incurred in the ordinary course of business or (B) advances to employees and consultants for travel and other business-related expenses in the ordinary course of business;

(xi) except as required by applicable Law: (A) make, change or revoke any material Tax election; (B) adopt, change or request to change any method of Tax accounting or period; (C) consent to the extension or waiver of the statutory period of limitations applicable to any material amount of Tax (other than pursuant to an automatic extension of the due date for filing a Tax Return); (D) settle or compromise any material Tax liability or surrender any right to claim a material Tax refund; (E) request any Tax ruling; (F) fail to pay any material Taxes that are due and payable, other than Taxes contested in good faith by appropriate proceedings and for which appropriate reserves have been established in the consolidated financial statements of the Company; (G) prepare any material Tax Return in a manner which is inconsistent with past practice; or (H) take any action that would reasonably be expected to result in a material increase in the Tax liability of the Company;

(xii) settle, release, waive or compromise any Legal Proceeding, other than those involving de minimis amounts in controversy; provided that any such settlement, release, waiver or compromise does not contain any (A) admission of wrongdoing or product liability or (B) obligation or limitations on the Company’s conduct; provided, further, that for the avoidance of doubt, any such settlement, release, waiver or comprise of Legal Proceedings involving the incurrence by the Company or its successors of payment liabilities maturing more than one year after the Agreement Date shall not be deemed Legal Proceedings “involving de minimis amounts in controversy” for purposes of this clause (xii);

(xiii) enter into any collective bargaining agreement or other agreement with any labor organization (except to the extent required by applicable Laws);

(xiv) adopt or implement any stockholder rights plan or similar arrangement;

(xv) adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization;

(xvi) make any material change in financial accounting policies, practices, principles, methods or procedures, other than as required by GAAP or Regulation S-X promulgated under the Exchange Act or other applicable rules and regulations of the SEC or applicable Law;

(xvii) (A) assign, sell, lease, license, dispose, cancel, abandon, grant rights to or fail to renew, maintain or diligently pursue applications for, or defend, any Company IP, other than pursuant to any non-exclusive license agreement entered into in the ordinary course of business, or (B) disclose to any third party, other than under a confidentiality agreement or to representatives of Parent, any trade secrets included in the Company IP;

(xviii) enter into, amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract outside of the ordinary course of business;

(xix) make any material change in or to the regular price, credit or distribution policies of the Company Product, or engage in any other activity or practice not consistent with past practice, that would reasonably be considered “channel stuffing”, “trade loading” or that reasonably would be expected to result in an increase, temporary or otherwise, in the demand for inventories of the Company Product but not the use of such inventory; or

(xx) authorize any of, or agree or commit to take, any of the actions described in clauses (i) through (xix) of this Section 6.2(b).

(c) Nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Effective Time, and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’

operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’, as applicable, respective operations.

Section 6.3 No Solicitation.

(a) Except as permitted by this Section 6.3, during the Pre-Closing Period, the Company shall not, and shall cause its Representatives not to, (i) directly or indirectly (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) the making of an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions (except to notify a Person that makes any inquiry or offer with respect to an Acquisition Proposal of the existence of the provisions of this Section 6.3) or negotiations regarding, or which would reasonably be expected to lead to, or furnish to any other Person any information in connection with or for the purpose of soliciting, knowingly encouraging or facilitating, an Acquisition Proposal, (C) adopt, approve or enter into any letter of intent, acquisition agreement, agreement in principle or other Contract with respect to an Acquisition Proposal or (D) waive or release any Person from, or fail to use reasonable best efforts to enforce, any standstill agreement or any standstill provisions of any Contract in respect of a potential Acquisition Proposal; or (ii) resolve or agree to do any of the foregoing. The Company and its directors, officers and employees shall, and the Company shall cause its other Representatives to, (x) immediately cease and cause to be terminated any solicitation and any and all existing discussions or negotiations with any Person conducted heretofore with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal, (y) immediately terminate access by any Person (other than Parent, Purchaser, the Company or any of their respective Affiliates or Representatives) to any physical or electronic data room relating to any potential Acquisition Proposal and (z) promptly after the Agreement Date request, in writing, the return or destruction of all confidential information previously furnished or made available to such Persons. For the avoidance of doubt, any violation of the restrictions set forth in this Section 6.3(a) by any Representative Company shall be deemed to be a breach of this Section 6.3(a) by the Company.

(b) Notwithstanding Section 6.3(a)(i), if at any time on or after the Agreement Date and prior to the Offer Acceptance Time, during the Pre-Closing Period, if the Company receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made on or after the Agreement Date and did not result from or arise out of any breach of this Section 6.3, the Company Board determines in good faith, after consultation with the Company’s financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Proposal (and the Company provides Parent with written notice of this determination), then the Company and its Representatives may (i) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Company to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any information concerning the Company that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (ii) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal.

(c) Following the Agreement Date, the Company shall (i) promptly (and in any event within 24 hours after receipt thereof) notify Parent orally and in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal, or any request for information concerning the Company from any Person or group of Persons who have made or would reasonably be expected to make an Acquisition Proposal, in each case that are received by the Company or any of its Representatives, including the identity of the Person or group of Persons making such Acquisition Proposal, request, inquiry, proposal or offer, (ii) provide to Parent a summary of the material terms and conditions of any Acquisition Proposal provided orally or, solely to the extent not included in any copy provided to Parent under clause (iv), in written form, (iii) keep Parent reasonably informed of any material developments, discussions or negotiations (including any amendments or proposed amendments to any material terms or conditions) regarding any Acquisition Proposal on a prompt basis, (iv) promptly (and in any event within 24 hours after receipt thereof) provide Parent with copies of all written Acquisition Proposals, requests, inquiries, proposals or offers or other materials, including proposed agreements and financing documentation, received by the Company or any of its Representatives with respect to any Acquisition Proposal, or that the Company or any of its Representatives delivers to any Person or group with respect to any Acquisition Proposal, and (v) upon the written request of Parent, reasonably inform Parent of the status of any Acquisition Proposal.

(d) Nothing in this Agreement, including this Section 6.3 or Section 7.1, shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that is required by applicable securities Laws or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that (x) any disclosure permitted under this Section 6.3(d) (other than a “stop, look and listen” communication) shall be deemed a Company Adverse Change Recommendation unless the Company Board expressly publicly reaffirms, or publicly states that it is not changing, the Company Board Recommendation in connection with such disclosure and (y) any Company Adverse Change Recommendation may only be made in accordance with this Agreement to the extent permitted by, and in accordance with, Section 7.1(b).

ARTICLE 7

ADDITIONAL COVENANTS OF THE PARTIES

Section 7.1 Company Board Recommendation.

(a) Subject to Section 7.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, neither the Company Board nor any committee thereof shall (i)(A) withdraw or withhold (or modify, change or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify, change or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) adopt, approve, recommend or declare advisable, or publicly propose to adopt, approve, recommend or declare advisable, any Acquisition Proposal or (C) if a tender offer or exchange offer for the Company Common Stock that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer within 10 Business Days after the commencement thereof (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) adopt, approve, recommend or declare advisable, or propose to adopt, approve, recommend or declare advisable, enter into or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement).

(b) Notwithstanding anything to the contrary contained in this Agreement, at any time prior to accepting for payment such number of Shares validly tendered and not validly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):

(i) if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not result from or arise out of a breach of Section 6.3(a)) from any Person that has not been withdrawn and is a Superior Proposal, (x) the Company Board may make a Company Adverse Change Recommendation or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Proposal, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s financial advisors or outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal and that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) at least five (5) Business Days prior to making any such Company Adverse Change

Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C)(i) the Company shall have provided to Parent all the material terms and conditions of the Acquisition Proposal and all other information to be provided in accordance with Section 6.3(c), including the agreements (including financing arrangements) with respect to such Acquisition Proposal, (ii) the Company shall have given Parent the five (5) Business Days after Parent’s receipt of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, so that such Acquisition Proposal would cease to constitute a Superior Proposal, and, to the extent requested by Parent, shall have negotiated in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any, and (iii) at the end of such five (5) Business Day period after consultation with the Company’s financial advisors and outside legal counsel, the Company Board shall have determined in good faith that such Acquisition Proposal continues to constitute a Superior Proposal and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 9.1(d)(i) would continue to be inconsistent with the fiduciary duties of the Company Board under applicable Law. For the avoidance of doubt, the provisions of this Section 7.1(b)(i) shall also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or any other material amendment to any Acquisition Proposal, each of which will require a new Determination Notice (except that the references to five (5) Business Days shall instead be three (3) Business Days); and

(ii) other than in connection with an Acquisition Proposal (which shall be subject to Section 7.1(b)(i)), the Company Board may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Law; (B) the Company shall have given Parent a Determination Notice at least five (5) Business Days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail in the Determination Notice, including the facts and circumstances that render a Company Adverse Change Recommendation necessary in the determination of the Company Board, (2) the Company shall have given Parent the five (5) Business Days after Parent’s receipt of the Determination Notice to propose revisions to the terms of this Agreement or make another proposal, and shall have negotiated in good faith with Parent and its Representatives, to the extent Parent desires to do so, with respect to such proposed revisions or other proposal, if any, and (3) after considering any such revisions or proposals and the results of any such negotiations and giving effect to the revisions or proposals made by Parent, if any, after consultation with its outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would continue to be inconsistent with the fiduciary duties of the Company Board under applicable Law. For the avoidance of doubt, the provisions of this Section 7.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in Circumstance, each of which will require a new Determination Notice (except that the references to five (5) Business Days shall instead be three (3) Business Days).

Section 7.2 Filings, Consents and Approvals.

(a) Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use its respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things reasonably necessary, proper or advisable under applicable Antitrust Law to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals and expirations or terminations of waiting periods from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be reasonably necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body, including to seek a preliminary or permanent injunction to prevent the consummation of and making effective the Transactions, based on Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions.

(b) In furtherance of the foregoing, but subject to Section 7.2(d) and Section 7.2(e), the Parties agree to use their respective reasonable best efforts to promptly take, and cause their respective Affiliates to use their respective reasonable best efforts to take, all actions and steps requested or required by any Governmental Body as a condition to granting any consent, permit, authorization, waiver, clearance or approval, and to cause the prompt expiration or termination of any applicable waiting period and to resolve objections, if any, of the DOJ or FTC, or other Governmental Bodies of any other jurisdiction for which consents, permits, authorizations, waivers, clearances, approvals and expirations or terminations of waiting periods are sought with respect to the Transactions, so as to obtain such consents, permits, authorizations, waivers, clearances, approvals or expiration or termination of the waiting period under the HSR Act or other Antitrust Law, and to avoid the commencement of any Legal Proceeding by the FTC, the DOJ or other Governmental Bodies under Antitrust Law, and to avoid the entry of, or to effect the dissolution of, any Order in any Legal Proceeding which would otherwise have the effect of preventing or materially delaying the Offer Acceptance Time or the Closing or delaying the Offer Acceptance Time beyond the Expiration Date.

(c) Subject to the terms and conditions of this Agreement, each of the Parties shall (and shall cause their respective Affiliates, if applicable, to) promptly, but in no event later than two (2) Business Days after the Agreement Date, unless otherwise agreed to in writing by Parent and the Company, make an appropriate filing of all Notification and Report forms as required by the HSR Act with respect to the Transactions.

(d) If Parent and the Company disagree with respect to strategy, Parent shall have the right to direct and control all strategy in connection with obtaining any consents, permits, authorizations, waivers, clearances, approvals or expiration or termination of the waiting period under the HSR Act or other Antitrust Law, including in any Legal Proceeding initiated by any Governmental Body seeking any Order which would have the effect of preventing or delaying the Closing. Subject to the immediately preceding sentence, each of Company and Parent (on its and Purchaser’s behalf) shall use its reasonable best efforts to (i) cooperate in all respects and consult with each other in connection with any filing or submission in connection with any investigation or other inquiry, including allowing the other Party to have a reasonable opportunity to review in advance and comment on drafts of filings and submissions and providing the other Party with any information that may be necessary to prepare any such filings and submissions, (ii) give the other Party prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions, (iii) keep the other Party promptly informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (iv) promptly inform the other Party of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (v) promptly furnish to the other Party, with copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding, (vi) consult in advance and cooperate with the other Party and consider in good faith the views of the other Party in connection with any substantive communication, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted in connection with any such request, inquiry, investigation, action, filing or Legal Proceeding, and (vii) except as may be prohibited by any Governmental Body or by any Law, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, each Party shall provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference, including any virtual, video or telephonic meetings and discussions, relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; provided, however, that materials required to be provided pursuant to this Section 7.2(d) may be limited to outside counsel and consultants retained by such counsel and may be redacted (A) to remove references concerning the valuation of the Company or any of its assets, (B) as necessary to comply with contractual arrangements and (C) as necessary to preserve privilege. Each Party shall supply as promptly as practicable such information, documentation, other material or testimony that may be reasonably requested by any Governmental Body, including by complying at the earliest reasonably practicable date with any request for information, documents or other materials received by any Party or any of its Subsidiaries, if applicable, from any Governmental Body in connection with the transactions contemplated by this Agreement. Purchaser shall pay all filing fees under the HSR Act and for any filings required under any other Antitrust Law, but the Company shall bear its own costs for the preparation of any such filings. Neither Parent nor the Company, without the prior written consent of the other (which, in either case, shall not be unreasonably withheld, conditioned or delayed), shall commit to or agree with any Governmental Body to (i) stay, toll or extend any applicable waiting period under the HSR Act, (ii) pull and refile under the HSR Act, (iii) not consummate the Transactions for any period of time or (iv) enter into any timing agreement.

(e) Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 7.2 shall require Parent, Purchaser or any of their respective Subsidiaries to, and the Company shall not, without the prior written consent of Parent, agree to, or execute any settlements, undertakings, consent decrees, stipulations or other agreements with any Governmental Body, obligating the Company, Parent or any of its Subsidiaries to (i) sell, lease, license, divest or dispose of or hold separate any assets, rights, product lines or businesses of the Company, Parent or any of its Subsidiaries, (ii) terminate existing relationships, contractual rights or obligations of the Company, Parent or any of its Subsidiaries, (iii) terminate any venture or other arrangement, (iv) create any relationship, contractual rights or obligations of the Company, Parent or any of its Subsidiaries, (v) effectuate any other change or restructuring of the Company, Parent or any of its Subsidiaries, (vi) implement any limitations or restrictions on the ability of Parent or any of its Subsidiaries to hold and exercise full rights of ownership of any equity interests in the Surviving Corporation, including the right to vote such equity interests, or to effectively control the business or operations of the Company, or (vii) take or commit to take any other action with respect to the assets, rights, product lines or businesses of the Company, Parent or any of its Subsidiaries (each action or condition described in clauses (i) through (vii), a “Burdensome Condition”). Notwithstanding anything to the contrary contained in this Agreement, nothing in this Section 7.2 or otherwise shall require the Company to undertake, accept or agree to any Burdensome Condition unless such obligation or requirement is binding on the Company only in the event the Closing occurs.

Section 7.3 Continuing Employee Benefits.

(a) Parent agrees that from and after the Effective Time, Parent shall assume and honor all severance and employment agreements for all Continuing Employees, in each case, in accordance with their terms as in effect immediately prior to the Effective Time. For a period of twelve (12) months following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be employed by the Surviving Corporation (or any Affiliate thereof) during such 12-month period (each, a “Continuing Employee”) base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities (including, but not limited to, bonuses and commission opportunities but excluding any one-time or special awards), each of which is no less favorable than the base salary (or base wages, as the case may be) and short-term cash incentive compensation opportunities provided to such Continuing Employee immediately prior to the execution of this Agreement, and benefits (including severance benefits and other employee benefits) that are substantially comparable in the aggregate (including severance benefits and other employee benefits but excluding any equity plan, program or arrangement) provided to such Continuing Employee immediately prior to the Effective Time.

(b) Parent shall, as soon as practicable following the Closing Date and after giving effect to Section 3.8(a)(i)(A) and Section 3.8(a)(i)(B), grant each employee of the Company who is employed by the Company as of the Effective Time an award of restricted stock units with respect to Parent Common Stock with a grant date fair value (calculated based on Parent’s customary grant practices) equal to the values and subject to the terms and conditions set forth on Section 7.3(b) of the Company Disclosure Letter. In addition, in connection with Parent’s 2023 annual long-term incentive grants, Parent shall grant each employee of the Company who is employed at such time an award or awards of long-term incentive opportunities with a grant date fair value

(calculated based on Parent’s customary grant practices) equal to the values set forth on Section 7.3(b) of the Company Disclosure Letter consistent with Parent’s grant mix and terms and conditions applicable to the 2023 annual long-term incentive cycle.

(c) Without limiting the foregoing:

(i) Each Continuing Employee shall be given service credit for all purposes, including for eligibility to participate, benefit levels (including, for the avoidance of doubt, levels of benefits under Parent’s or the Surviving Corporation’s vacation policy) and eligibility for vesting under Parent or the Surviving Corporation’s employee benefit plans and arrangements in which such Continuing Employee is eligible to participate on or after the Effective Time, with respect to his or her length of service with the Company (and its predecessors) prior to the Closing Date; provided that the foregoing shall not result in the duplication of benefits or to benefit accruals under any post-employment health or welfare plan or pension plan.

(ii) With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled to pursuant to the Company’s personal, sick or vacation policy applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), assume the liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company.

(iii) To the extent that service is relevant for eligibility, vesting or allowances (including paid time off) under any health or welfare benefit plan maintained by Parent or its affiliates in which Continuing Employees are eligible to participate after the Effective Time, Parent shall, and shall cause its affiliates, including the Surviving Corporation, to use reasonable best efforts to (i) waive, or cause to be waived, all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods were satisfied or did not apply under the welfare plans of the Company in which such Continuing Employees participated prior to the Effective Time and (ii) to ensure that such health or welfare benefit plans provide each Continuing Employee with credit for eligibility, vesting, deductibles, co-payments and out-of-pocket maximums and allowances, and amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plans of the Company. For the avoidance of doubt, Parent shall, and shall cause its affiliates, including the Surviving Corporation, to use reasonable best efforts to cause any eligible expenses incurred by a Continuing Employee and his or her covered dependents during the portion of the plan year immediately before the Effective Time to be taken into account for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with the applicable health or welfare benefit plan of Parent or the Surviving Corporation.

(d) The provisions of this Section 7.3 shall be binding upon, and shall inure solely for the benefit of the Parties to this Agreement, and their respective successors and assigns, and no provision of this Section 7.3, express or implied, is intended to, or shall, confer upon any other Person any rights, benefits or remedies of any nature whatsoever (including any right to continued employment by or services with Parent, the Company, the Surviving Corporation, or any of their respective subsidiaries) under or by reason of this Section 7.3. Nothing contained herein shall be construed as requiring, and the Company shall take no action that would have the effect of requiring, Parent or the Surviving Corporation to continue any specific plans, programs, policies, arrangements, agreements or understandings or to continue the employment of any specific person. Furthermore, no provision of this Agreement shall be construed as prohibiting or limiting the ability of Parent or the Surviving Corporation to amend, modify or terminate any plans, programs, policies, arrangements, agreements or understandings of Parent, the Company or the Surviving Corporation and nothing therein shall constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement or have the right to enforce the provisions hereof.

Section 7.4 Indemnification of Officers and Directors.

(a) All rights to indemnification, advancement of expenses and exculpation by the Company existing as of the Agreement Date in favor of those Persons who are directors, officers and employees of the Company as of the Effective Time or have been directors, officers and employees of the Company in the past (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the certificate of incorporation and bylaws of the Company (in each case, as in effect as of the Agreement Date) and as provided in the indemnification agreements between the Company and said Indemnified Persons in the forms made available by the Company to Parent or Parent’s Representatives prior to the Agreement Date, shall survive the Merger and shall not be amended, repealed or otherwise modified in any manner that would adversely affect the rights thereunder of such Indemnified Persons, and shall be observed by Parent, the Surviving Corporation and their successors and assigns to the fullest extent available under Delaware Law for a period of six (6) years from the Effective Time, and any claim made pursuant to such rights within such six (6)-year period shall continue to be subject to this Section 7.4(a) and the rights provided under this Section 7.4(a) until disposition of such claim.

(b) From and after the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Surviving Corporation (together with its successors and assigns, the “Indemnifying Parties”) shall, to the fullest extent permitted under applicable Laws, indemnify and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all costs, fees, expenses (including attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened Legal Proceeding based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim with respect to the Transactions. Without limiting the foregoing, from the Effective Time until the sixth (6th) anniversary of the date on which the Effective Time occurs, the Indemnifying Parties shall also, to the fullest extent permitted under applicable Laws, advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this Section 7.4(b), subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this Section 7.4(b). Parent shall cause the Surviving Corporation to comply with its obligations under this Section 7.4(b).

(c) From the Effective Time until the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall maintain, and Parent shall cause the Surviving Corporation to maintain, in effect, the current policy of directors’ and officers’ liability insurance maintained by the Company as of the Agreement Date for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company, on terms with respect to coverage, deductibles and amounts no less favorable in the aggregate than such existing policy (or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, conditioned or delayed)) purchase a six (6)-year “tail” policy for the existing policy effective as of the Effective Time and if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain or maintain insurance pursuant to this Section 7.4(c)).

(d) In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 7.4.

(e) The provisions of this Section 7.4 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. This Section 7.4 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.

Section 7.5 Securityholder Litigation. The Company shall promptly notify Parent of any Legal Proceeding commenced against the Company or any of its directors or officers relating to the Transactions and shall keep Parent apprised on a reasonably prompt basis of the status of, and any material developments with respect to, any such Legal Proceeding. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any such Legal Proceedings, and the Company shall in good faith take such comments and other advice into account. The Company shall reasonably consult with Parent and its outside legal counsel in the defense and on any settlement with respect to any such Legal Proceeding. No settlement of any such Legal Proceeding shall be agreed to or proposed without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed).

Section 7.6 Further Assurances. Without limitation or contravention of the provisions of Section 7.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use their respective reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to (a) make all filings (if any) and give all notices (if any) required to be made and given by such Party pursuant to any Material Contract in connection with the Offer and the Merger and the other Transactions, (b) seek each Consent (if any) required to be obtained pursuant to any Material Contract by such Party in connection with the Transactions to the extent requested in writing by Parent and (c) seek to lift any restraint, injunction or other legal bar to the Offer, the Merger or the other Transactions brought by any third party against such Party; provided that in no event shall any Party be required to pay any fee, penalty or other consideration to any third party for any consent, approval or waiver required for the consummation of the Transactions under any Contract.

Section 7.7 Public Announcements; Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent, and thereafter, Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release or public statement without the other Party’s written consent (which shall not be unreasonably withheld, conditioned or delayed). Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, so long as such statements are substantially consistent with previous press releases, public disclosures or public statements made jointly by the Parties (or individually, if approved by the other Party); (b) subject to any other applicable terms of this Agreement, the Company may make any disclosures, without Parent’s prior written consent (but with prior notice), in the Company SEC Documents as may be required by applicable federal securities Laws; provided that the Company shall provide Parent with a draft of, and a reasonable opportunity to review, any such disclosure and shall consider in good faith any comments of Parent; (c) a Party may, without the prior consent of the other Party but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by any applicable Law; and (d) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 6.3(d) or with respect to any Acquisition Proposal or Company Adverse Change Recommendation.

Section 7.8 Takeover Laws; Advice of Changes.

(a) If any Takeover Law may become, or may purport to be, applicable to the Offer, the Merger or any of the other Transactions, each of Parent and the Company and their respective boards of directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the Offer, the Merger and the other Transactions may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Offer, the Merger or the other Transactions.

(b) The Company shall give prompt notice to Parent (and shall subsequently keep Parent informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in, individually or in the aggregate, any Material Adverse Effect with respect to it or (ii) is reasonably likely to result in any of the conditions set forth in Article 8 not being able to be satisfied prior to the End Date; provided, however, that the Company’s obligation, actions or inactions pursuant to this Section 7.8(b) shall be deemed excluded for purposes of determining whether the condition set forth in clause (c) of Annex I has been satisfied. For the avoidance of doubt, the delivery of any notice pursuant to this Section 7.8(b) shall not affect or be deemed to modify any representation, warranty, covenant, right, remedy or condition to any obligation hereunder.

Section 7.9 Section 16 Matters. The Company, and the Company Board, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and Company Stock Awards in the Transactions by applicable Section 16 individuals and to cause such dispositions or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 7.10 Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Laws, the compensation committee of the Company Board shall approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between the Company or any of its Affiliates and any of the current or future officers, directors, employees or other service providers of the Company that are effective as of the Agreement Date or are entered into after the Agreement Date and prior to the Offer Acceptance Time pursuant to which compensation is paid or payable to such officer, director, employee or other service provider and shall take all other action necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Section 7.11 Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement.

Section 7.12 Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things reasonably necessary, proper or advisable on its part under applicable Laws and rules and policies of Nasdaq to enable the delisting by the Surviving Corporation of the Shares from Nasdaq and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

Section 7.13 Financing.

(a) During the period from the date of this Agreement to the Offer Acceptance Time, the Parties shall cooperate in good faith to mutually determine and use reasonable best efforts to implement any necessary, appropriate or desirable arrangements in anticipation of the consummation of the Transactions, regarding each Party’s and its Subsidiaries’ loan agreements, indentures or other documents governing or relating to Indebtedness of the Parties and their Subsidiaries, including arrangements by way of amendments, consents, redemption, payoff, new financing or otherwise with respect to refinancing or retaining a Party’s or its Subsidiaries’ loan agreements.

(b) Despite the foregoing, nothing in this Section 7.13 shall require any such cooperation to the extent that it would (i) require the Parties hereto or any of their respective Subsidiaries or Representatives, as applicable, to waive, amend or otherwise modify any terms of this Agreement, (ii) unreasonably interfere with the ongoing business or operations of such Party or any of its Subsidiaries, (iii) require a Party or any of its Subsidiaries to take any action that would reasonably be expected to conflict with its certificate of incorporation or bylaws, violate any applicable Laws or Orders or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Material Contract, as the case may be, or (iv) require the Company to enter into or approve any financing agreement for debt financing prior to the Offer Acceptance Time.

(c) If this Agreement is terminated pursuant to Section 9.1, then Parent shall reimburse the Company for all of the costs and expenses incurred by the Company and its Representatives in connection with actions contemplated by Section 7.13(a).

(d) Each of Parent and Purchaser acknowledges and agrees that, notwithstanding anything to the contrary in this Agreement, the availability of any financing or any other arrangement with respect to Indebtedness of a Party shall not be deemed to relieve Parent and Purchaser of their obligations to consummate the Transactions in accordance with the terms of this Agreement.

(e) The Company shall (a) use reasonable best efforts to deliver to Purchaser at least three (3) Business Days prior to the Closing Date customary payoff letters from the holders of Indebtedness set forth in Section 7.13(e) of the Company Disclosure Letter and to make arrangements for such holders of Indebtedness to deliver, subject to the receipt of the applicable payoff amounts, releases of all related Encumbrances to Purchaser and termination of all related guarantees at, and subject to the occurrence of, the Closing and (b) if requested by Parent, facilitate Parent’s or Purchaser’s repayment of such Indebtedness substantially concurrently with the Closing (including by executing any such payoff letters or related documents regarding the release of Encumbrances or termination of guarantees).

Section 7.14 Other Agreements and Understandings. Parent shall provide reasonable notice to the Company in the event that, at any time prior to the Effective Time, Parent or Purchaser (or any other Affiliate of Parent) enters into any Contract or other agreement, arrangement or understanding (whether oral or written) or commitment to enter into an agreement, arrangement or understanding (whether oral or written) (a) between Parent, Purchaser or any of their Affiliates, on the one hand, and any member of the Company’s management or the Company Board, on the other hand, as of the Agreement Date that relates in any way to the Company or the Transactions or (b) pursuant to which any stockholder of the Company would be entitled to receive consideration of a different amount or nature from the Offer Price or Merger Consideration.

Section 7.15 Other Transactions. Prior to the Closing, Purchaser and Parent shall not, and Parent shall cause each of its Affiliates not to, directly or indirectly, acquire (or agree to acquire), or execute or enter into any Contract (whether binding or non-binding) in connection with the acquisition of, any Restricted Business, in each case whether through any merger, sale transaction, lease, exchange, license, joint venture or other similar means; provided that nothing in this Section 7.15 shall be deemed to prohibit or restrict Parent and its Affiliates from entering into one or more definitive agreements with respect to, or consummating, the acquisition described in Section 5.9 of the Parent Disclosure Letter.

ARTICLE 8

CONDITIONS PRECEDENT TO THE MERGER

The obligations of the Parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:

Section 8.1 No Restraints. There shall not have been issued by any Governmental Body of competent jurisdiction and remain in effect any temporary, preliminary or permanent Order preventing the consummation of the Merger, nor shall any action have been taken, or Law (other than any Antitrust Law in effect as of the date of this Agreement) or Order have been promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body of competent jurisdiction and remain in effect (any such action, Law or Order, a “Legal Restraint”) that directly or indirectly prohibits, or makes illegal, the consummation of the Merger.

Section 8.2 Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

ARTICLE 9

TERMINATION

Section 9.1 Termination. This Agreement may be terminated, and the Transactions may be abandoned:

(a) by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;

(b) by either Parent or the Company:

(i) if the Offer Acceptance Time shall not have occurred on or before midnight, Eastern Time, on January 31, 2023 (the “End Date”); provided that neither Parent nor the Company, as applicable, shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(i) in the event that such Party’s material breach of any provision of this Agreement has caused or resulted in the Offer Acceptance Time not occurring on or prior to the End Date;

(ii) if any Legal Restraint having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal shall be in effect and shall have become final and nonappealable; provided, however, that neither Parent nor the Company shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(ii) in the event that such Party’s material breach of any provision of this Agreement shall have been the cause of, or resulted in, the issuance of such final and nonappealable Legal Restraint; or

(iii) if the Offer (as extended in accordance with the terms of this Agreement) has been withdrawn or terminated in accordance with the terms of this Agreement without the acceptance for payment of Shares pursuant to the Offer; provided, however, that neither Parent nor the Company, as applicable, shall be permitted to terminate this Agreement pursuant to this Section 9.1(b)(iii) in the event that such Party’s material breach of any provision of this Agreement has caused or resulted in the events specified in this Section 9.1(b)(iii) occurring;

(c) by Parent, at any time prior to the Offer Acceptance Time:

(i) if (A) the Company Board shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; or

(B) the Company Board shall have failed to publicly reaffirm the Company Board Recommendation within ten (10) Business Days after Parent so requests in writing, or, if earlier, within two (2) Business Days before the Expiration Date (it being agreed that Parent shall only have the right to request the Company to do so on two (2) occasions) (each of clauses (A) and (B), a “Trigger Event”);

(ii) if a breach of any representation or warranty contained in Article 4 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the conditions set forth in clause (b) or clause (c) of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date on which Parent gives the Company written notice of such breach or failure to perform; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 9.1(c)(ii) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(iii) if any Legal Restraint imposing a Burdensome Condition shall be in effect and shall have become final and nonappealable; provided, however, that Parent shall not be permitted to terminate this Agreement pursuant to this Section 9.1(c)(iii) in the event that Parent’s material breach of any provision of this Agreement has caused or resulted in the imposition of such Legal Restraint;

(d) by the Company, at any time prior to the Offer Acceptance Time:

(i) in order to accept a Superior Proposal and enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Proposal (a “Specified Agreement”) if the Company has complied in all material respects with the notice, negotiation and other requirements of Section 7.1(b)(i) and the Company, prior to or concurrently with such termination, pays to Parent the Termination Fee;

(ii) if a breach of any representation or warranty contained in Article 5 of this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be cured by Parent or Purchaser, as applicable, by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date the Company gives Parent written notice of such breach or failure to perform; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 9.1(d)(ii) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder; or

(iii) in the event that (i) Purchaser shall have failed to commence (within the meaning of Rule 14d-2 under the Exchange Act) the Offer within the period specified in Section 2.1(a) or (ii) Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) when required to do so in accordance with the terms of this Agreement.

Section 9.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 9.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) Section 2.1(d), Parent’s confidentiality obligations under Section 2.2(b), Parent’s reimbursement obligations under Section 7.13, this Section 9.2, Section 9.3 and Article 10 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Non-Disclosure Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any claim, liability or damages to the other in respect of any fraud or Willful Breach of this Agreement prior to such termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 10.5(b) in lieu of terminating this Agreement pursuant to Section 9.1.

Section 9.3 Expenses; Termination Fee.

(a) Except as set forth in this Section 9.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and the Merger are consummated.

(b) In the event that:

(i) this Agreement is terminated by the Company in accordance with Section 9.1(d)(i);

(ii) this Agreement is terminated by Parent in accordance with Section 9.1(c)(i) or by either Parent or the Company pursuant to Section 9.1(b)(iii) at a time when Parent would have been entitled to terminate this Agreement in accordance with Section 9.1(c)(i); or

(iii) (A) this Agreement is terminated (x) pursuant to Section 9.1(b)(i) (but in the case of a termination by the Company under this clause (x), only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso of Section 9.1(b)(i)), (y) Section 9.1(b)(iii) (but in the case of a termination by the Company under this clause (y), only if at such time Parent would not be prohibited from terminating this Agreement pursuant to the proviso of Section 9.1(b)(iii)) or (z) Section 9.1(c)(ii) (but in the case of termination under this clause (z), only if such termination is as a result of the Company’s failure to perform any covenant or obligation in this Agreement), (B) after the Agreement Date and prior to such termination, there shall have been made, proposed or communicated to the Company Board, or been publicly disclosed, an Acquisition Proposal and such Acquisition Proposal shall not have been withdrawn (which withdrawal has been publicly disclosed if such Acquisition Proposal has been publicly disclosed) prior to the time of the termination of this Agreement and (C) within twelve (12) months of such termination, the Company shall have either (1) consummated an Acquisition Proposal or (2) entered into any definitive agreement in respect of an Acquisition Proposal (which Acquisition Proposal is subsequently consummated, whether during or following such twelve (12) month period); provided that for purposes of this clause (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”;

then, in any such event under this Section 9.3(b), the Company shall pay, or shall cause to be paid, to Parent the Termination Fee by wire transfer of same day funds to an account designed in writing by Parent (A) in the case of Section 9.3(b)(i), prior to or concurrently with the termination of this Agreement, (B) in the case of Section 9.3(b)(ii), within two (2) Business Days after such termination or (C) in the case of Section 9.3(b)(iii), within two (2) Business Days after the consummation of the Acquisition Proposal referred to in clause (z) above. Notwithstanding anything to the contrary in this Agreement, the Parties agree that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” means a cash amount equal to $11,850,000. Parent’s right to receive payment from the Company of the Termination Fee pursuant to this Section 9.3(b), and, if applicable, any payments under Section 9.3(c), shall be the sole and exclusive remedy of the Parent, Purchaser and their respective Affiliates and Representatives against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members, Affiliates or Representatives (collectively, “Company Related Parties”) in any circumstance in which the Termination Fee becomes due and payable, and upon payment of such amount, none of the Company Related Parties shall have any further liability or obligation relating to, arising out of, or in connection with, this Agreement or the Transactions; provided, however, that nothing in this Section 9.3(b) shall limit the rights of Parent or Purchaser under Section 10.5(b) or in the case of fraud or Willful Breach.

(c) The Parties acknowledge that the agreements contained in this Section 9.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 9.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such Legal Proceeding, together with interest on such amount at a rate equal to the sum of (i) the prime rate as published in the Wall Street Journal on the date such payment was required to be made and (ii) two (2) percent, with such interest accruing on such amount from the date such payment was required to be made through the date such payment was actually received by Parent or its designee.

ARTICLE 10

MISCELLANEOUS PROVISIONS

Section 10.1 Amendments. Prior to the Offer Acceptance Time, subject to Section 7.4(e), this Agreement may be amended only with the approval of the Company Board and the board of directors of Parent. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

Section 10.2 Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.

Section 10.3 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any certificate, instrument or document delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and agreements, will survive the Effective Time, except for (a) those covenants and agreements contained herein that by their terms expressly apply or are to be performed in whole or in part after the Effective Time and (b) this Article 10.

Section 10.4 Entire Agreement; Counterparts. This Agreement (including the Company Disclosure Letter and the exhibits, annexes, schedules and instruments referred to herein), the CVR Agreement and the Support Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Non-Disclosure Agreement shall not be superseded and shall remain in full force and effect; provided, further, that if the Effective Time occurs, the Non-Disclosure Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

Section 10.5 Applicable Laws; Jurisdiction; Specific Performance; Remedies.

(a) This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof. In any action or proceeding arising out of or relating to this Agreement or any of the Transactions: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 10.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 10.8. Each of the Parties hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the Transactions in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including any claim based on the doctrine of forum non conveniens or any similar doctrine). The Parties agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.

(b) The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the terms and conditions of this Section 10.5(b), the Parties acknowledge and agree that (i) the Parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 10.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 9.3: (x) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (y) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent nor Purchaser would have entered into this Agreement. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 10.5(b) shall not be required to provide any bond or other security in connection with the seeking of any such injunction or specific performance.

(c) EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

Section 10.6 Assignment. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights or obligations hereunder may be assigned without the prior written consent of the other Parties, and any attempted assignment of this Agreement or any of such rights or obligations without such consent shall be void ab initio and of no effect, except that Parent or Purchaser may assign its rights under this Agreement to any wholly owned Subsidiary so long as Parent provides the Company with prior written notice of such assignment and such assignment does not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement, it being further understood and agreed that no such assignment, transfer or pledge permitted pursuant to this Section 10.6 shall relieve Parent or Purchaser of its obligations hereunder.

Section 10.7 No Third-Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Effective Time occurs (A) the right of the Company’s stockholders to receive the Merger Consideration and (B) the right of the holders of Company Stock Awards to receive the Merger Consideration pursuant to Section 3.8; (ii) the rights of each Indemnified Person set forth in Section 7.4; and (iii) the limitations on liability of the Company Related Parties set forth in Section 9.3(b). The representations and warranties in this Agreement are the product of negotiations among the Parties and are for the sole benefit of the Parties and, in some instances, the representations and warranties in this Agreement may represent an allocation among the Parties of risks associated with particular matters regardless of the knowledge of any of the Parties. Consequently, Persons other than the Parties may not rely on the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 10.8 Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service with a copy by email, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender) or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties):

if to Parent or Purchaser (or following the Effective Time, the Company):

Viatris Inc 1000 Mylan Blvd. Canonsburg, PA 15317
Attention:	Brian S. Roman, Esq., Global General Counsel

Email:	Brian.Roman@viatris.com

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, NY 10019
Attention:	Mark I. Greene Andrew M. Wark

Email:	mgreene@cravath.com awark@cravath.com

if to the Company (prior to the Effective Time):

Oyster Point Pharma, Inc. 202 Carnegie Center, Suite 106 Princeton, NJ 08540

Attention:	General Counsel

Email:	brosenfeld@oysterpointrx.com

with a copy to (which shall not constitute notice):

Cooley LLP 55 Hudson Yards New York, NY 10001

Attention:	Ian A. Nussbaum
Div Gupta Brandon W. Fenn

E-mail:	inussbaum@cooley.com
dgupta@cooley.com bfenn@cooley.com

Section 10.9 Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the Parties as closely as possible such that the Transactions are fulfilled to the fullest extent possible.

Section 10.10 Obligation of Parent. Parent shall cause Purchaser to duly perform, satisfy and discharge on a timely basis each of the covenants, obligations and liabilities applicable to Purchaser under this Agreement, and Parent shall be jointly and severally liable with Purchaser for the due and timely performance and satisfaction of each of said covenants, obligations and liabilities.

Section 10.11 Transfer Taxes. The Company shall cooperate with Purchaser and Parent in preparing, executing and filing any Tax Returns with respect to stock transfer, real estate transfer, documentary, stamp, recording and other similar Taxes incurred in connection with this Agreement.

Section 10.12 Interpretations.

(a) For purposes of this Agreement, the Parties agree that:

(i) whenever the context requires, the singular number shall include the plural, and vice versa;

(ii) the phrase “ordinary course of business” shall be construed to mean, with respect to any Person, the ordinary course of business for such Person consistent with past practice;

(iii) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”;

(iv) the words “include” and “including”, and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation”;

(v) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders;

(vi) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires;

(vii) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto, except that, for purposes of any representations and warranties in this Agreement that are made as a specific date, references to any specific Law will be deemed to refer to such legislation or provision (and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto) as of such date;

(viii) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement, or thereafter from time to time;

(ix) the information contained in this Agreement and in the Company Disclosure Letter is disclosed solely for purposes of this Agreement, and no information contained herein or therein will be deemed to be an admission by any Party to any third Person of any matter whatsoever, including (i) any violation of Law or breach of Contract; or (ii) that such information is material or that such information is required to be referred to or disclosed under this Agreement or such information constitutes a representation or warranty of the Company;

(x) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”);

(xi) all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise;

(xii) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date. If no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1); and

(xiii) the words “made available” and phrases of similar import with respect to documents or other information refer to documents and such other information posted to the electronic data room maintained by the disclosing party in connection with the Transactions at least one (1) Business Day prior to the Agreement Date and not removed from such electronic data room prior to the Agreement Date.

(b) Except as otherwise indicated, all references in this Agreement to “Sections”, “Exhibits”, “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement. The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

(c) This Agreement will be construed without regard to any presumption or rule requiring construction or interpretation against the Party drafting or causing any instrument to be drafted. Time is of the essence with respect to the performance of the obligations set forth in this Agreement and the provisions hereof will be interpreted as such.

Section 10.13 Company Disclosure Letter References. The Parties agree that the disclosure set forth in any particular section or subsection of the Company Disclosure Letter will be deemed to be an exception to (or, as applicable, a disclosure for purposes of) the representations and warranties (or covenants, as applicable) of the

Company that are set forth in the corresponding Section or subsection of this Agreement and any other Section or subsection of this Agreement to the extent the relevance of such disclosure as an exception to (or a disclosure for purposes of) such other representations and warranties (or covenants, as applicable) is reasonably apparent on the face of such disclosure.

[Signature pages follow]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

OYSTER POINT PHARMA, INC.

By:	/s/ Jeffrey Nau
Name:	Jeffrey Nau
Title:	President and Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed as of the date first above written.

VIATRIS INC.

By:	/s/ Robert J. Coury
Name:	Robert J. Coury
Title:	Executive Chairman

IRIS PURCHASER INC.

By:	/s/ Robert J. Coury
Name:	Robert J. Coury
Title:	Authorized Signatory

[Signature Page to Agreement and Plan of Merger]

EXHIBIT A

SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

EXHIBIT B

SURVIVING CORPORATION BYLAWS

ANNEX I

CONDITIONS TO THE OFFER

The capitalized terms used in this Annex I shall have the meanings set forth in the Agreement and Plan of Merger to which this Annex I is attached (the “Agreement”) unless specifically defined in this Annex I. Without limitation to Parent’s and Purchaser’s obligations under the Agreement, the obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses (a) through (h) below. Accordingly, notwithstanding any provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares in the event that any of the conditions set forth in clauses (a) through (h) below shall not be satisfied or waived (to the extent permitted by applicable Law) in writing by Parent at any scheduled Expiration Date:

(a) the number of Shares validly tendered (and not validly withdrawn) prior to the time that the Offer expires (but excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, as defined by Section 251(h)(6)(f) of the DGCL by the “depository” (as such term is defined in Section 251(h)(6)(c) of the DGCL)), together with the Shares then owned by Purchaser and its “affiliates” (as such term is defined in Section 251(h)(6)(a) of the DGCL), represent at least one (1) Share more than 50% of the then-issued and outstanding Shares (the “Minimum Condition”);

(b) (i) the representations and warranties of the Company set forth in Section 4.4(a) and the first sentence of Section 4.4(c) (Capitalization, Etc.) of the Agreement shall have been accurate in all respects except for any immaterial inaccuracies, in each case at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(ii) the representations and warranties of the Company set forth in Section 4.1 (Due Organization; Subsidiaries, Etc.) (other than the last sentence of Section 4.1(a)), Section 4.2 (Certificate of Incorporation and Bylaws), Section 4.3 (Authority; Binding Nature of Agreement), Section 4.4 (Capitalization, Etc.) (other than Section 4.4(a), the first sentence of Section 4.4(c) and Section 4.4(d)), Section 4.23 (Section 203 of the DGCL), Section 4.24 (Merger Approval) and Section 4.26 (Brokers and Other Advisors) of the Agreement shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time);

(iii) the representations and warranties of the Company set forth in Section 4.7(a) (Absence of Changes) shall have been accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time;

(iv) all of the other representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses (b)(i), (b)(ii) or (b)(iii) above) shall have been accurate (disregarding for this purpose all “Material Adverse Effect” and “materiality” qualifications contained in such representations and warranties) in all respects at and as of the Offer Acceptance Time as if made on and as of such time (except representations and warranties that by their terms speak specifically as of another date or time, in which case as of such other date or time), except where any failure of any representation or warranty to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(c) the Company shall have complied with or performed in all material respects all of the Company’s covenants and agreements it is required to comply with or perform at or prior to the Offer Acceptance Time;

(d) since the Agreement Date, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;

(e) the waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated;

(f) Parent and Purchaser shall have received a certificate executed on behalf of the Company by its Chief Executive Officer or its Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of this Annex I have been duly satisfied;

(g) no Legal Restraint imposing a Burdensome Condition shall be in effect, and there shall not be any pending lawsuit brought by any Governmental Body of competent jurisdiction seeking (i) a Legal Restraint prohibiting, or making illegal, any of the Transactions or (ii) to impose a Burdensome Condition;

(h) no Legal Restraint that directly or indirectly prohibits, or makes illegal, any of the Transactions shall be in effect; and

(i) this Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Purchaser to extend, terminate or modify the Offer in accordance with the Agreement and applicable Law. The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to any such conditions and may be waived (to the extent permitted by applicable Law) by Parent and Purchaser, in whole or in part, at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such rights shall be deemed an ongoing right which may be asserted at any time and from time to time.

ANNEX II

FORM OF CONTINGENT VALUE RIGHTS AGREEMENT

THIS CONTINGENT VALUE RIGHTS AGREEMENT, dated as of [●], 2022 (this “Agreement”), is entered into by and between Viatris Inc., a Delaware corporation (“Parent”), and [●] (the “Rights Agent”).

RECITALS

WHEREAS, Parent, Iris Purchaser Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”), and Oyster Point Pharma, Inc., a Delaware corporation (the “Company”), have entered into an Agreement and Plan of Merger dated as of November 7, 2022 (as it may be amended or supplemented from time to time pursuant to the terms thereof, the “Merger Agreement”), pursuant to which Purchaser (a) has agreed to commence a tender offer (as it may be extended and amended from time to time as permitted under the Merger Agreement, the “Offer”) to acquire all of the outstanding shares of the common stock, par value $0.001 per share, of the Company (“Shares”) and (b) following the consummation of the Offer, will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement; and

WHEREAS, pursuant to the Merger Agreement, (a) in each of the Offer and the Merger, Parent has agreed to provide to the holders of Shares (other than holders of Excluded Shares and Dissenting Shares) that are outstanding as of immediately prior to the Effective Time and (b) in the Merger, Parent has agreed to provide to holders of Vested Company Options and holders of Vested Company RSU Awards, in each case, that are outstanding and vested as of immediately prior to the Effective Time (such Vested Company Options and the Vested Company RSU Awards, collectively, the “Covered Equity Awards”), in the case of each of clauses (a) and (b), the right to receive a contingent cash payment as hereinafter described.

NOW, THEREFORE, in consideration of the foregoing and the consummation of the transactions referred to above, Parent and the Rights Agent agree, for the equal and proportionate benefit of all Holders, as follows:

1.	DEFINITIONS

1.1. Definitions. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Merger Agreement. As used in this Agreement, the following terms shall have the following meanings:

“2022 Net Sales” means the net product revenue recognized by the Company for the twelve (12) months ended December 31, 2022, attributable to sales of the Product (excluding any sales to Affiliates of the Company), as determined in accordance with GAAP, consistent with the Accounting Methodology (but excluding, for the avoidance of doubt, any royalty payments, product or sales, milestone payments or license payments).

“2022 Prescriptions” means the total prescriptions for the Product in the U.S. for the twelve (12) months ended December 31, 2022, as reported by IQVIA in its SMART—NPA (National Prescription Audit) dataset.

“Acting Holders” means, at the time of determination, Holders of at least a majority of the outstanding CVRs as set forth on the CVR Register.

“Accounting Methodology” means the accounting methods, practices and procedures, including revenue recognition policies, used to prepare the consolidated financial statements (including, in each case, any notes thereto) contained in the most recent periodic report filed by the Company with the SEC prior to the Closing.

“Change of Control” means, with respect to a party, (a) a sale or other disposition of all or substantially all of the assets of such party on a consolidated basis (other than, in the case of Parent, to any Subsidiary (direct or indirect) of Parent), (b) a merger or consolidation involving such party in which such party is not the surviving entity, or (c) any other transaction involving such party in which such party is the surviving or continuing entity but in which the stockholders of such party immediately prior to such transaction own less than 50% of such party’s voting power immediately after the transaction, other than any bona fide equity financing transaction solely related to the continued financing of the operations of such party and its subsidiaries.

“Covered Equity Awards” has the meaning set forth in the Recitals.

“CVRs” means the rights of Holders to receive contingent cash payments pursuant to the Merger Agreement and this Agreement.

“CVR Register” has the meaning set forth in Section 2.3(b).

“DTC” means The Depository Trust Company or any successor thereto.

“Event of Default” has the meaning set forth in Section 6.1.

“Holder” means a Person in whose name a CVR is registered in the CVR Register at the applicable time.

“IQVIA” means IQVIA Inc. and its successors and assigns.

“Milestone” means each of Milestone 1 and Milestone 2.

“Milestone Payment Notice” has the meaning set forth in Section 2.4(a).

“Milestone 1” means achievement of both (a) 2022 Net Sales of at least $21,600,000 and (b) 2022 Prescriptions of at least 131,822.

“Milestone 2” means achievement of both (a) 2022 Net Sales of at least $24,000,000 and (b) 2022 Prescriptions of at least 146,469.

“Milestone Payment” means (a) $1.00 if Milestone 1 is achieved and Milestone 2 is not achieved, or (b) $2.00 if Milestone 2 is achieved.

“Milestone Payment Amount” means, for a given Holder, the product of (a) Milestone Payment and (b) the number of CVRs held by such Holder as reflected on the CVR Register as of the close of business on the date of the Milestone Payment Notice.

“Net Sales and Prescriptions Statement” means a written statement of Parent, certified by the chief financial officer of Parent, setting forth in reasonable detail the calculation of (a) 2022 Net Sales, which shall include (i) an itemized calculation of the gross revenue of the Product during the applicable reporting period, (ii) an itemized calculation of the deductions for the gross to net determination, and (iii) to the extent that sales for the Product are recorded in currencies other than United States dollars, the exchange rates used for conversion of such foreign currency into United States dollars, and (b) 2022 Prescriptions.

“Officer’s Certificate” means a certificate signed by the chief executive officer, president, chief financial officer, any vice president, the controller, the treasurer or the secretary, in each case, of Parent, in such individual’s capacity as such an officer, and delivered to the Rights Agent.

“Permitted Transfer” means a transfer of CVRs (a) upon death of a Holder by will or intestacy; (b) pursuant to a court order; (c) by operation of Law (including by consolidation or merger) or without consideration in connection with the dissolution, liquidation or termination of any corporation, limited liability company, partnership or other entity; (d) in the case of CVRs held in book-entry or other similar nominee form, from a nominee to a beneficial owner and, if applicable, through an intermediary, as allowable by DTC; (e) if the Holder is a partnership or limited liability company, a distribution by the transferring partnership or limited liability company to its partners or members, as applicable; or (f) as provided in Section 2.6.

“Product” means TYRVAYA® (varenicline solution) Nasal Spray.

“Rights Agent” means the Rights Agent named in the preamble of this Agreement, until a successor Rights Agent becomes such pursuant to the applicable provisions of this Agreement, and thereafter “Rights Agent” shall mean such successor Rights Agent.

1.2. Rules of Construction. For purposes of this Agreement, the parties hereto agree that: (a) whenever the context requires, the singular number shall include the plural, and vice versa; (b) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and does not simply mean “if”; (c) the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation;” (d) the meaning assigned to each capitalized term defined and used in this Agreement is equally applicable to both the singular and the plural forms of such term, and words denoting any gender include all genders; (e) where a word or phrase is defined in this Agreement, each of its other grammatical forms has a corresponding meaning unless the context otherwise requires; (f) a reference to any specific Law or to any provision of any Law includes any amendment to, and any modification, re-enactment or successor thereof, any legislative provision substituted therefor and all rules, regulations and statutory instruments issued or promulgated thereunder or pursuant thereto; (g) references to any agreement or Contract are to that agreement or Contract as amended, modified or supplemented as of the date of this Agreement, or thereafter from time to time; (h) they have been represented by legal counsel during the negotiation and execution and delivery of this Agreement and therefore waive the application of any Law, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against, and this Agreement will be construed without regard to any presumption or interpretation requiring construction against, the party drafting or causing any instrument to be drafted; (i) the word “or” shall not be exclusive (i.e., “or” shall be deemed to mean “and/or”) unless the subjects of the conjunction are mutually exclusive; (j) all references to “dollars” or “$” are to U.S. Dollars, unless expressly stated otherwise; (k) the measure of a period of one (1) month or year for purposes of this Agreement will be the date of the following month or year corresponding to the starting date, provided that if no corresponding date exists, then the end date of such period being measured will be the next actual date of the following month or year (for example, one month following August 18 is September 18 and one month following August 31 is October 1); (l) except as otherwise indicated, all references in this Agreement to “Sections” are intended to refer to Sections of this Agreement. The headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.

2.	CONTINGENT VALUE RIGHTS

2.1. CVRs. The CVRs represent the rights of Holders to receive a contingent cash payment pursuant to the Merger Agreement and this Agreement. The initial Holders shall be determined pursuant to the terms of the Merger Agreement and this Agreement, and a list of the initial Holders shall be furnished to the Rights Agent by or on behalf of Parent in accordance with Section 4.1 hereof.

2.2. Non-transferable. The CVRs may not be sold, assigned, transferred, pledged, encumbered or in any other manner transferred or disposed of, in whole or in part, other than through a Permitted Transfer. Any such sale, assignment, transfer, pledge, encumbrance or disposal that is not a Permitted Transfer shall be null and void.

2.3. No Certificate; Registration; Registration of Transfer; Change of Address.

(a) The CVRs shall not be evidenced by a certificate or other instrument.

(b) The Rights Agent shall keep a register (the “CVR Register”) for the purpose of registering CVRs and transfers of CVRs as herein provided. The CVR Register will initially show one position for Cede & Co. representing all of the CVRs that are issued to the holders of Shares held by DTC on behalf of the street holders of the Shares. The Rights Agent will have no responsibility whatsoever directly to the street name holders or DTC participants with respect to transfers of CVRs. With respect to any payments to be made under Section 2.4, the Rights Agent will accomplish the payment to any former street name holders of the Shares by sending a lump sum payment to DTC. The Rights Agent will have no responsibilities whatsoever with regard to the distribution of payments by DTC to such street name holders. In the case of CVRs to be received by the holders of Covered Equity Awards pursuant to the Merger Agreement, such CVRs shall initially be registered in the name and address of the holder of such Covered Equity Awards as set forth in the records of the Company at the Effective Time and in a denomination equal to the number of shares of Company Common Stock subject to such Covered Equity Awards cancelled in connection with the Merger.

(c) Subject to the restrictions on transferability set forth in Section 2.2, every request made to transfer a CVR must be in writing and accompanied by a written instrument of transfer and other documentation reasonably requested by the Rights Agent in form reasonably satisfactory to the Rights Agent pursuant to its guidelines, duly executed by the Holder thereof, the Holder’s attorney duly authorized in writing, the Holder’s personal representative or the Holder’s survivor, as applicable, and setting forth in reasonable detail the circumstances relating to the transfer. Upon receipt of such written notice, the Rights Agent shall, subject to its reasonable determination that the transfer instrument is in proper form, notify Parent that it has received such written notice. Upon receipt of such notice from the Rights Agent, Parent shall in good faith reasonably determine whether the transfer otherwise complies with the other terms and conditions of this Agreement (including the provisions of Section 2.2), and if the Parent so reasonably determines that it does so comply, Parent shall reply to the Rights Agent in writing with instructions to register the transfer of such CVR in the CVR Register and notify Parent of the same. Upon receiving such written reply from Parent, the Rights Agent shall register the transfer of the CVRs in the CVR Register and notify Parent of the same. No service charge shall be made for any registration of transfer of a CVR, but Parent and the Rights Agent may require payment of a sum sufficient to cover any stamp or other transfer Tax or similar charge that is imposed in connection with any such registration of transfer. The Rights Agent shall have no duty or obligation to take any action under any section of this Agreement that requires the payment of applicable Taxes or charges unless and until the Rights Agent is satisfied that all such Taxes or charges have been paid. All duly transferred CVRs registered in the CVR Register shall be the valid obligations of Parent and shall entitle the transferee to the same benefits and rights under this Agreement as those held immediately prior to the transfer by the transferor. No transfer of a CVR shall be valid unless and until registered in the CVR Register. The CVR Register is intended to comply with the requirements for “registered form” under Treasury Regulations Section 5f.103-1(c).

(d) A Holder may make a written request to the Rights Agent to change such Holder’s address of record in the CVR Register. The written request must be duly executed by the Holder. Upon receipt of such written request, the Rights Agent is hereby authorized to, and shall promptly, record the change of address in the CVR Register.

2.4. Payment Procedures.

(a) If any Milestone is achieved, then Parent shall deliver to the Rights Agent on or before March 31, 2023, (i) a notice (the “Milestone Payment Notice”) indicating the Milestone(s) achieved and an Officer’s Certificate certifying the date of the applicable achievements, (ii) cash, by wire transfer of immediately available funds to an account specified by the Rights Agent, equal to the aggregate amount necessary to pay the Milestone Payment Amount to all Holders (the “Milestone Cash”) and (iii) any letter of instruction reasonably required by the Rights Agent (“Required LOI”), solely to the extent such requirement has been communicated to Parent by the Rights Agent.

(b) Upon receipt of the Milestone Payment Notice, the Milestone Cash and, as applicable, any Required LOIs, the Rights Agent shall promptly (and in any event within ten (10) Business Days of such receipt) (i) send each Holder at its registered address a copy of such Milestone Payment Notice and (ii) pay the Milestone Payment Amount owed to each Holder in accordance with the corresponding Required LOI and, except as would be inconsistent with such LOI, (A) with respect to any such Holder that is due an amount in excess of $100,000 in the aggregate and who has provided to the Rights Agent wiring instructions in writing as of the close of business on the date the Milestone Payment Notice is received by the Rights Agent, by wire transfer of immediately available funds to the account specified on such instructions; and (B) with respect to all other such Holders, by check mailed to the address of such Holder reflected in the CVR Register as of 5:00 p.m. Eastern Time on the date the Milestone Payment Notice is received by the Rights Agent.

(c) Parent shall be entitled to deduct or withhold, or cause the Rights Agent to deduct or withhold, from any payments made pursuant to this Agreement such amounts as are required to be deducted or withheld therefrom under the Code, the U.S. Treasury Regulations thereunder, or any other applicable Law, as may be reasonably determined by Parent and communicated to the Rights Agent in writing. Prior to making any such Tax withholdings or causing any such Tax withholdings to be made with respect to any Holder (other than ordinary course payroll withholding and reporting on the Covered Milestone Payments), Parent shall instruct the Rights Agent to use commercially reasonable efforts to solicit from such Holder an IRS Form W-9 or an applicable IRS Form W-8 or other applicable Tax form no fewer than ten (10) Business Days prior to the applicable payment date. To the extent any such amounts are so deducted or withheld and paid over to the appropriate Tax authority, such amounts shall be treated for all purposes under this Agreement and the Merger Agreement as having been paid to the Holder to whom such amounts would otherwise have been paid, and, to the extent required by applicable Law, Parent shall deliver (or shall cause the Rights Agent to deliver) to the Holder to whom such amounts would otherwise have been paid an IRS Form 1099, an IRS Form W-2 or other reasonably acceptable evidence of such withholding. To the extent such amounts are so deducted or withheld, the Rights Agent shall, as soon as reasonably practicable, deliver such amounts to Parent for the purposes of remitting such amounts to the IRS. In no event shall the Rights Agent have any duty, obligation or responsibility for wage or Form W-2 reporting with respect to Milestone Payments (including Covered Milestone Payments) made to the Holders.

(d) Any portion of the Milestone Cash (including all interest and other income earned with respect thereto) that remains undistributed to the Holders on the date that is twelve (12) months after the date of the applicable Milestone Payment Notice shall be delivered by the Rights Agent to Parent upon Parent’s demand and, thereafter, such Holders shall look to Parent or the Surviving Corporation as general creditors thereof for any claim to the applicable Milestone Payment Amounts to which such Holder may be entitled hereunder.

(e) Neither Parent, the Rights Agent nor any of their Affiliates shall be liable to any Holder for any amount properly paid to a public official pursuant to any applicable abandoned property, escheat or other similar Law. If, despite the Rights Agent’s commercially reasonable efforts to deliver a Milestone Payment Amount to the applicable Holder, such Milestone Payment Amount has not been paid as of immediately prior to the date on which such Milestone Payment Amount would otherwise escheat to or become property of any Governmental Body, such Milestone Payment Amount shall become, to the extent permitted by applicable Laws, the property of Parent or its designee, free and clear of all claims or interest of any Person previously entitled thereto.

(f) Except to the extent any portion of any Milestone Payment Amount is required to be treated as imputed interest pursuant to applicable Law, the parties hereto intend to treat (i) any Milestone Payment Amounts in respect of CVRs received with respect to the Shares pursuant to the Offer or the Merger as amounts received from the disposition of a capital asset, assuming that the Shares were held as capital assets for income Tax purposes, and (ii) Milestone Payment Amounts paid in respect of each CVR that was received with respect to Covered Equity Awards pursuant to the Merger Agreement (with respect to clause (ii), the “Covered Milestone Payments”), for all U.S. federal and applicable state and local income Tax purposes, as wages in the year in which the Milestone Payment Amount is paid. Notwithstanding the foregoing, Parent shall, and shall cause the

Surviving Corporation to, report imputed interest on the Milestone Payment Amounts in respect of CVRs received with respect to the Shares pursuant to the Merger Agreement pursuant to Section 483 of the Code.

(g) Notwithstanding anything in this Section 2.4 to the contrary, any Covered Milestone Payment will be paid pursuant to the terms of Section 3.8(b) of the Merger Agreement and will not be delivered by Parent to the Rights Agent, or otherwise paid or payable by Parent or the Rights Agent, under this Agreement.

2.5. No Voting, Dividends or Interest; No Equity or Ownership Interest.

(a) The CVRs shall not have any voting or dividend rights, and interest shall not accrue on any amounts payable on the CVRs to any Holder.

(b) The CVRs shall not represent any equity or ownership interest in Parent or in any constituent company to the Merger or any of their respective Subsidiaries or Affiliates.

2.6. Ability to Abandon CVR. A Holder may at any time, at such Holder’s option, abandon all of such Holder’s remaining rights in a CVR by transferring such CVR to Parent or any of its Affiliates without consideration therefor, which a Holder may effect via delivery of a written abandonment notice to Parent. Nothing in this Agreement shall prohibit Parent or any of its Affiliates from offering to acquire or acquiring any CVRs for consideration from the Holders, in private transactions or otherwise, in its sole discretion. Any CVRs acquired by Parent or any of its Affiliates shall be automatically deemed extinguished and no longer outstanding for purposes of the definition of Acting Holders and Article 5 and Article 6.

3.	THE RIGHTS AGENT

3.1. Certain Duties and Responsibilities. Prior to the occurrence of an Event of Default, and after the curing or waiving of all such Events of Default which may have occurred, the Rights Agent shall not have any liability for any actions taken, suffered or omitted to be taken in connection with this Agreement, except to the extent of its gross negligence, bad faith, willful or intentional misconduct or fraud. If an Event of Default has occurred (which has not been cured or waived), the Rights Agent shall exercise such of the rights and powers vested in it by this Agreement, and use the same degree of care and skill in their exercise, as a reasonably prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

3.2. Certain Rights of the Rights Agent. The Rights Agent undertakes to perform such duties and only such duties as are specifically set forth in this Agreement, and no implied covenants or obligations shall be read into this Agreement against the Rights Agent. In addition:

(a) the Rights Agent may rely and shall be protected and held harmless by Parent solely to the extent acting or refraining from acting upon any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order or other paper or document believed by it in good faith to be genuine and to have been signed by the proper party or parties;

(b) whenever the Rights Agent shall deem it desirable that a matter be proved or established prior to taking, suffering or omitting any action hereunder, the Rights Agent may rely upon an Officer’s Certificate, which certificate shall be full authorization and protection to the Rights Agent, and the Rights Agent shall, in the absence of gross negligence, bad faith, willful or intentional misconduct or fraud on its part, incur no liability and be held harmless by Parent for or in respect of any action taken, suffered or omitted to be taken by it under the provisions of this Agreement in reliance upon such certificate;

(c) the Rights Agent may engage and consult with counsel of its selection and the written advice of such counsel or any opinion of counsel shall be full and complete authorization and protection and shall be held harmless by Parent in respect of any action taken, suffered or omitted by it hereunder in good faith and in reliance thereon after good faith consultation with Parent;

(d) in the event of litigation, the Rights Agent may engage and consult with regulatory experts, drug development experts and other experts and third parties that it, in its sole and absolute discretion, deems appropriate or necessary to enable it to discharge its duties hereunder;

(e) in the absence of a duty specifically set forth in this Agreement, the permissive rights of the Rights Agent to do things enumerated in this Agreement shall not be construed as a duty;

(f) the Rights Agent shall not be required to give any note or surety in respect of the execution of such powers or otherwise in respect of the premises;

(g) the Rights Agent shall not be liable for or by reason of, and shall be held harmless by Parent with respect to, any of the statements of fact or recitals contained in this Agreement or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by Parent only;

(h) the Rights Agent shall have no liability and shall be held harmless by Parent in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution and delivery hereof by the Rights Agent and the enforceability of this Agreement against the Rights Agent assuming the due execution and delivery hereof by Parent); nor shall it be responsible for any breach by Parent of any covenant or condition contained in this Agreement, except for any such breach resulting from the Rights Agent’s gross negligence, bad faith, willful or intentional misconduct or fraud;

(i) Parent agrees to indemnify the Rights Agent for, and hold the Rights Agent harmless against, any loss, liability, claim, demand, suit or expense arising out of or in connection with the Rights Agent’s duties under this Agreement, including the reasonable and documented out-of-pocket costs and expenses of defending the Rights Agent against any claims, charges, demands, suits or loss, except for any of the foregoing that is a result of the Rights Agent’s gross negligence, bad faith, willful or intentional misconduct or fraud;

(j) The Rights Agent shall not be liable for consequential damages under any provision of this Agreement or for any consequential damages arising out of any act or failure to act hereunder in the absence of gross negligence, bad faith or willful or intentional misconduct or fraud on its part;

(k) Parent agrees (i) to pay the fees and expenses of the Rights Agent in connection with this Agreement as agreed upon in writing by the Rights Agent and Parent on or prior to the date hereof, and (ii) to reimburse the Rights Agent for all Taxes and governmental charges, reasonable and documented out-of-pocket expenses and other charges of any kind and nature incurred by the Rights Agent in the execution of this Agreement (other than Taxes imposed on or measured by the Rights Agent’s net income and franchise or similar Taxes imposed on it (in lieu of net income Taxes)). The Rights Agent shall also be entitled to reimbursement from Parent for all reasonable, documented and necessary out-of-pocket expenses paid or incurred by it in connection with the administration by the Rights Agent of its duties hereunder; and

(l) No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if there shall be reasonable grounds for believing that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it.

3.3. Resignation and Removal; Appointment of Successor.

(a) The Rights Agent may resign at any time by giving written notice thereof to Parent specifying a date when such resignation shall take effect, which notice shall be sent at least sixty (60) days prior to the date so specified but in no event shall such resignation become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Parent has the right to remove the Rights Agent at any time by specifying a date when such removal shall take effect but no such removal shall become effective until a successor Rights Agent has been appointed and accepted such appointment in accordance with Section 3.4. Notice of such removal shall be given by Parent to the Rights Agent, which notice shall be sent at least sixty (60) days prior to the date so specified.

(b) If the Rights Agent provides notice of its intent to resign, is removed or becomes incapable of acting, Parent shall, as soon as is reasonably practicable, appoint a qualified successor Rights Agent who shall be a stock transfer agent of national reputation or the corporate trust department of a commercial bank. Notwithstanding the foregoing, if Parent shall fail to make such appointment within a period of sixty (60) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the incumbent Rights Agent may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. The successor Rights Agent so appointed shall, forthwith upon its acceptance of such appointment in accordance with Section 3.4, become the successor Rights Agent.

(c) Parent shall give notice of each resignation and each removal of a Rights Agent and each appointment of a successor Rights Agent by mailing written notice of such event by first-class mail to the Holders as their names and addresses appear in the CVR Register. Each notice shall include the name and address of the successor Rights Agent. If Parent fails to send such notice within ten (10) Business Days after acceptance of appointment by a successor Rights Agent, the successor Rights Agent shall cause the notice to be mailed at the expense of Parent. Failure to give any notice provided for in this Section 3.3, however, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

(d) The Rights Agent will cooperate with Parent and any successor Rights Agent as reasonably requested in connection with the transition of the duties and responsibilities of the Rights Agent to the successor Rights Agent, including transferring the CVR Register to the successor Rights Agent.

3.4. Acceptance of Appointment by Successor. Every successor Rights Agent appointed hereunder shall execute, acknowledge and deliver to Parent and to the retiring Rights Agent an instrument accepting such appointment and a counterpart of this Agreement, and thereupon such successor Rights Agent, without any further act, deed or conveyance, shall become vested with all the rights, powers, trusts and duties of the retiring Rights Agent. On request of Parent or the successor Rights Agent, the retiring Rights Agent shall execute and deliver an instrument transferring to the successor Rights Agent all the rights, powers, trusts and duties of the retiring Rights Agent.

4.	COVENANTS

4.1. List of Holders. Parent or the Surviving Corporation shall furnish or cause to be furnished to the Rights Agent, in a form reasonably satisfactory to the Rights Agent, and received from Parent’s Depository Agent in the Offer or Parent’s Paying Agent in the Merger, and in the case of Holders who held Covered Equity Awards, the Company, the names and addresses of the Holders promptly upon the Offer Acceptance Time or the Effective Time, as applicable.

4.2. Payment of Milestone Payments. If a Milestone has been achieved in accordance with this Agreement, Parent shall deliver the Milestone Cash to the Rights Agent in accordance with Section 2.4.

4.3. Books and Records. Parent shall, and shall cause its Subsidiaries to, keep true, complete and accurate records in sufficient detail to enable the Holders and their consultants or professional advisors to determine the amounts payable hereunder (including books and records in sufficient detail to enable the calculation of 2022 Net Sales).

4.4. Further Assurances. Parent agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered, all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

4.5. Audit Rights.

(a) In the event that either (i) Milestone 1 is not achieved or (ii) Milestone 1 is achieved but Milestone 2 is not achieved, Parent shall deliver to the Rights Agent on or prior to March 31, 2023, (A) a written notice (the “Expiry Notice”) indicating the Milestone(s) not achieved and (B) an Officer’s Certificate certifying that such Milestone(s) was not achieved and that no Milestone Payment Amount, or a Milestone Payment Amount accounting for the achievement of Milestone 1 only, as applicable, is payable to the Holders. Upon receipt of an Expiry Notice, the Rights Agent shall promptly (and in any event within ten (10) Business Days of such receipt) send each Holder at its registered address a copy of such Expiry Notice.

(b) During the six (6) month period following the Expiry Notice (the “Review Period”), the Acting Holders may request, and Parent shall permit, an independent certified public accounting firm of nationally recognized standing selected by such Acting Holders and reasonably acceptable to Parent (the “Independent Accountant”) to be granted access, with reasonable advance notice and at reasonable times during normal business hours, to the books and records of Parent and its Subsidiaries or Affiliates, solely as reasonably necessary to verify the accuracy of Parent’s calculation and reporting of the 2022 Prescriptions and 2022 Net Sales, in each case as set forth in the Net Sales and Prescriptions Statement; provided that each Acting Holder and the Independent Accountant have entered into customary confidentiality agreements reasonably satisfactory to Parent; provided further that such access shall not unreasonably interfere with the conduct of the business of Parent or any of its Affiliates. The fees charged by the Independent Accountant shall be borne by the Acting Holders unless the Independent Accountant determines that the applicable Milestone(s) was actually achieved, in which case such fees shall be borne by Parent. The Independent Accountant may disclose Parent’s confidential information to the Acting Holders solely to the extent such information was material to its decision; provided that the Independent Accountant shall reasonably consult with Parent prior to making any disclosure of competitively sensitive or other highly confidential information; provided also that the Independent Accountant shall provide Parent, reasonably concurrently with each such disclosure, with a copy (or, if a copy is not feasible, a detailed written description) of all confidential information disclosed to the Acting Holders. The Independent Accountant shall act only as an expert and not as an arbitrator. The Acting Holders and Parent shall instruct the Independent Account to determine as promptly as practicable (and in any event within thirty (30) days of its commencement of such audit) whether the 2022 Net Sales and the 2022 Prescriptions, in each case as set forth in the Net Sales and Prescriptions Statement, were calculated or reported in accordance with this Agreement and the Independent Accountant shall be limited to addressing only such calculation and reporting. The decision of the Independent Accountant shall be final, conclusive and binding on Parent and the Holders, shall be nonappealable and shall not be subject to further review, absent fraud or manifest error. If, in accordance with the procedures set forth in this Section 4.5(b), the Independent Accountant concludes that any Milestone Payment should have been paid but was not paid when due, Parent shall promptly, and in any event within thirty (30) days of the date the Independent Accountant delivers to Parent the Independent Accountant’s written report, pay each Holder the applicable Milestone Payment Amount (to the extent not already paid), plus interest at the thirty (30) day U.S. dollar “prime rate” effective for the date such payment was due, as reported by Bloomberg, from when such Milestone Payment Amount should have been paid, as applicable, to the date of actual payment, pursuant to Section 2.4.

4.6. Net Sales and Prescriptions Statement. On or prior to March 31, 2023, Parent shall have compiled the Net Sales and Prescriptions Statement. Parent shall keep the Net Sales and Prescriptions Statement and its related books and records at least until the expiration of the Review Period (or, if the Acting Holders have requested an audit in accordance with Section 4.5(b), until the issuance by the Independent Accountant of its determination pursuant thereto) or such longer period as required by applicable Law.

4.7. Change of Control. In the event that Parent consummates a Change of Control prior to the expiration of the Review Period, Parent will cause the Person acquiring Parent to assume Parent’s obligations, duties and covenants under this Agreement, including by causing such Person to agree in writing that the Independent Accountant shall have access to the applicable books and records of such Person if, and solely to the extent that, such access would reasonably be necessary to the Independent Accountant’s performance of an audit in accordance with Section 4.5(b).

5.	AMENDMENTS

5.1. Amendments without Consent of Holders.

(a) Without the consent of any Holders or the Rights Agent, Parent, at any time and from time to time, may enter into one or more amendments hereto, for any of the following purposes:

(i) to evidence the succession of another Person as a successor Rights Agent and the assumption by any such successor of the covenants and obligations of the Rights Agent herein;

(ii) to add to the covenants of Parent such further covenants, restrictions, conditions or provisions as Parent shall consider to be for the protection of the Holders; provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(iii) to cure any ambiguity, to correct or supplement any provision herein that may be defective or inconsistent with any other provision herein or in the Merger Agreement, or to make any other provisions with respect to matters or questions arising under this Agreement; provided that, in each case, such provisions do not materially adversely affect the interests of the Holders;

(iv) as may be necessary or appropriate to ensure that the CVRs are not subject to registration under the Securities Act, the Exchange Act or any applicable state securities or “blue sky” laws;

(v) to evidence the assignment of this Agreement by Parent as provided in Section 7.3; or

(vi) any other amendment hereto for any purpose, unless such amendment is materially adverse to the interests of the Holders.

(b) Without the consent of any Holders, Parent and the Rights Agent, at any time and from time to time, may enter into one or more amendments thereto to reduce the number of CVRs, in the event any Holder agrees to renounce such Holder’s rights under this Agreement in accordance with Section 7.4 or to transfer CVRs to Parent pursuant to Section 2.6.

(c) Promptly after the execution by Parent and, as applicable, the Rights Agent of any amendment pursuant to the provisions of this Section 5.1, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.2. Amendments with Consent of Holders.

(a) Without limiting Parent’s and the Rights Agent’s respective rights to enter into amendments without the consent of any Holder pursuant to Section 5.1, Parent and the Rights Agent may enter into one or more amendments hereto for any purpose, even if such amendment is materially adverse to the interest of the Holders, with the consent of the Holders of not less than a majority of the outstanding CVRs as set forth in the CVR Register (as evidenced in writing or granted at a meeting of the Holders).

(b) Promptly after the execution by Parent and the Rights Agent of any amendment pursuant to the provisions of this Section 5.2, Parent shall mail (or cause the Rights Agent to mail) a notice thereof by first class mail to the Holders at their addresses as they appear on the CVR Register, setting forth such amendment.

5.3. Execution of Amendments. Prior to executing any amendment permitted by this Article 5, the Rights Agent shall be entitled to receive, and shall be fully protected in relying upon, an opinion of counsel selected by Parent stating that the execution of such amendment is authorized or permitted by this Agreement. The Rights Agent may, but is not obligated to, enter into any such amendment that affects the Rights Agent’s own rights, powers, trusts or duties under this Agreement or otherwise.

5.4. Effect of Amendments. Upon the execution of any amendment under this Section 5, this Agreement shall be modified in accordance therewith, such amendment shall form a part of this Agreement for all purposes and every Holder shall be bound thereby.

6.	REMEDIES OF THE HOLDERS

6.1. Event of Default. An “Event of Default” with respect to the CVRs, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of Law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any Governmental Body):

(a) a default in the payment by Parent pursuant to the terms of this Agreement of all or any part of the Milestone Payment Amount after a period of ten (10) Business Days after the Milestone Payment Amount shall become due and payable; or

(b) except with respect to any covenant or warranty the default in the performance or the breach of which is otherwise specifically addressed in this Section 6.1, a material default in the performance, or breach in any material respect, of any covenant or warranty of Parent hereunder; provided that such default or breach shall not constitute an Event of Default unless and until (i) the Acting Holders have sent by registered or certified mail to Parent a written notice (a “Notice of Default”) specifying such default or breach and requiring it to be remedied, which written notice expressly states that it is a “Notice of Default” hereunder and (ii) such default or breach is not cured within (30) days of receipt of such Notice of Default.

(c) If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), then, and in each and every such case, the Rights Agent, upon the written request of the Acting Holders, shall commence a legal proceeding to protect the rights of the Holders, including to seek damages or obtain payment for any amounts then due and payable; provided that the Rights Agent shall provide reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.1(c) shall be subject to the provisions of Section 7.6.

(d) Notwithstanding anything to the contrary in this Section 6.1, if, at any time after the Rights Agent shall have commenced a legal proceeding under this Section 6.1, and before any award shall have been obtained, Parent shall pay or shall deposit with the Rights Agent a sum sufficient to pay all amounts which shall have become due and such amount as shall be sufficient to cover reasonable compensation to the Rights Agent, its agents, attorneys and counsel, and all Events of Default under this Agreement shall have been cured, waived or otherwise remedied as provided herein, then and in every such case the Acting Holders, by written notice to Parent and to the Rights Agent, may waive all defaults that are the subject of such legal proceeding; provided that such waiver shall not extend to or affect any subsequent default.

6.2. Enforcement. If an Event of Default has occurred and is continuing (i.e., has not been cured or waived), the Rights Agent may in its discretion proceed to protect and enforce the rights vested in it by this Agreement by commencing a legal proceeding; provided that the Rights Agent shall provide reasonably concurrent notice of such commencement. For the avoidance of doubt, any legal proceeding commenced in accordance with this Section 6.2 shall be subject to the provisions of Section 7.6.

6.3. Limitations on Suits by Holders. Subject to the last sentence of this Section 6.3, no Holder shall have any right under this Agreement to commence any legal proceeding under or with respect to this Agreement, unless (i) such Holder previously shall have delivered to the Rights Agent written notice of default, (ii) the Acting Holders shall have made written request upon the Rights Agent to commence such proceeding in its own name as Rights Agent hereunder and shall have offered to the Rights Agent such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and (iii) the Rights Agent, during the period commencing on the date of its receipt of each of such notice, request and offer of indemnity and continuing for fifteen (15) days thereafter, shall not have commenced any such proceeding. Notwithstanding any other provision in this Agreement, the right of any Holder to receive payment of the amounts that a Milestone Payment Notice indicates are payable in respect of any CVR held by such Holder (less any applicable withholdings in accordance with Section 2.4(c)) on or after the applicable due date, or to commence proceedings for the enforcement of any such payment on or after such due date, shall not be impaired or affected without the consent of such Holder.

7.	OTHER PROVISIONS OF GENERAL APPLICATION

7.1. Notices to the Rights Agent and Parent. Any notice or other communication required or permitted to be delivered to Parent or the Rights Agent under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two (2) Business Days after being sent by registered mail or by courier or express delivery service with a copy by email, (c) if sent by email transmission prior to 5:00 p.m. recipient’s local time, upon transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender) or (d) if sent by email transmission after 5:00 p.m. recipient’s local time, the Business Day following the date of transmission thereof (provided that no bounceback or similar “undeliverable” message is received by such sender); provided that in each case the notice or other communication is sent to the physical address or email address, as applicable, set forth beneath the name of such party below (or to such other physical address or email address as such party shall have specified in a written notice given to the other party):

If to the Rights Agent, to it at:

[●]

With a copy to (which shall not constitute notice):

[●]

If to Parent, to it at: Viatris Inc.

100 Mylan Blvd.

Canonsburg, PA 15317

Attention: Brian S. Roman, Esq., Global General Counsel

Email:	[●]

with a copy to (which shall not constitute notice):

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention:	Mark I. Greene
Andrew M. Wark

Email:	[●]
[●]

The Rights Agent or Parent may specify a different address, facsimile number or email address by giving notice in accordance with this Section 7.1.

7.2. Notice to Holders. Where this Agreement provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder affected by such event, at the Holder’s address as it appears in the CVR Register, not later than the latest date, and not earlier than the earliest date, if any, prescribed for the giving of such notice. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders.

7.3. Parent Successors and Assigns. Parent may not assign this Agreement without the prior written consent of the majority of the Acting Holders; provided, however, that Parent may, without such consent, assign this Agreement (i) to any assignee in connection with a Change of Control of Parent, (ii) to one or more direct or indirect wholly-owned Subsidiaries of Parent or (iii) to any purchaser, licensee or sublicensee of substantial rights to the Product that is a pharmaceutical company (each assignee under clauses (i), (ii) or (iii) a “Permitted Assignee”); provided that in the case of each of clauses (i), (ii) and (iii), such Permitted Assignee agrees to assume Parent’s obligations, duties and covenants under this Agreement; provided further, that in the case of clause (ii), Parent remains responsible for the obligations hereunder of any such Subsidiary assignee, and that in the case of clause (iii), if such assignment occurs prior to the termination of this Agreement, Parent remains responsible for the obligations hereunder of any such assignee. This Agreement will be binding upon, inure to the benefit of and be enforceable by Parent’s successors and Permitted Assignees. Each of Parent’s successors and Permitted Assignees shall, by a supplemental contingent consideration payment agreement or other acknowledgement executed and delivered to the Rights Agent, expressly assume payment of amounts on all of the CVRs and the performance of every duty, obligation, agreement and covenant of this Agreement on the part of Parent to be performed or observed. The Rights Agent may not assign this Agreement without Parent’s written consent. Any attempted assignment of this Agreement or any rights hereunder in violation of this Section 7.3 shall be void ab initio and of no effect.

7.4. No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than Parent and the Rights Agent) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) Parent’s successors and Permitted Assignees, each of whom is intended to be, and is, a third party beneficiary hereunder and (ii) solely to the extent set forth in Article 6, the Holders, each of whom is intended to be, and is, a third party beneficiary hereunder solely to such extent. The Holders shall have no rights except the contractual rights as are expressly set forth in this Agreement. Notwithstanding anything to the contrary in this Agreement, any Holder, or any Holder’s successor or assign pursuant to a Permitted Transfer, may at any time agree to renounce, in whole or in part, whether or not for consideration, its rights under this Agreement by written notice to the Rights Agent and Parent, which notice, if given, shall be irrevocable, and Parent may, in its sole discretion, at any time offer consideration to any Holder, or any Holder’s successor or assign pursuant to a Permitted Transfer, in exchange for its agreement to irrevocably renounce its rights, in whole or in part, hereunder.

7.5. Governing Law. This Agreement, including any claims or causes of action (whether sounding in contract, tort, statute or otherwise) based upon, arising out of or relating to this Agreement or the CVRs (including the negotiation, execution or performance hereof or thereof) or the transactions contemplated hereby, shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of Laws thereof.

7.6. Jurisdiction; WAIVER OF JURY TRIAL. In any action or proceeding arising out of or relating to this Agreement or any of the matters contemplated hereby: (i) each of Parent, the Rights Agent and the Holders irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware (it being agreed that the consents to jurisdiction and venue set forth in this Section 7.6 shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than Parent, the Rights Agent and the Holders); and (ii) each of Parent, the Rights Agent and the Holders irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 7.1 or Section 7.2, as applicable. Each of Parent, the Rights Agent and the Holders hereby irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the matters contemplated hereby in the Court of Chancery of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum (including, any claim based on the doctrine of forum non conveniens or any similar doctrine). Parent, the Rights Agent and the Holders agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Laws; provided, however, that nothing in the foregoing shall restrict any Person’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment. EACH PARTY AND THIRD PARTY BENEFICIARY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PERSON HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THIS AGREEMENT. EACH PARTY AND THIRD PARTY BENEFICIARY HERETO CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE, AGENT, OR ATTORNEY OF ANY PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (II) EACH PARTY AND THIRD PARTY BENEFICIARY HERETO UNDERSTANDS AND HAS CONSIDERED THE IMPLICATION OF THIS WAIVER, (III) EACH PARTY AND THIRD PARTY BENEFICIARY HERETO MAKES THIS WAIVER VOLUNTARILY AND (IV) EACH OTHER PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION.

7.7. Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, the remaining provisions of this Agreement will be enforced so as to conform to the original intent of the parties hereto as closely as possible such that the matters and transactions contemplated hereby are fulfilled to fullest extent possible.

7.8. Obligation of Parent. Parent shall cause Purchaser, the Surviving Corporation and its Affiliates to duly perform, satisfy and discharge each of the covenants, obligations and liabilities applicable to Purchaser, the

Surviving Corporation or such Affiliate under this Agreement, and Parent shall be jointly and severally liable with Purchaser and the Surviving Corporation for the performance and satisfaction of each of said covenants, obligations and liabilities. References to Purchaser herein apply to the Surviving Corporation from and after the Effective Time.

7.9. Termination. This Agreement shall automatically terminate and be of no force or effect, and the parties hereto shall have no further liability hereunder and no further payments shall be required to be made, upon the earliest to occur of:

(a) the mailing by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) of the full amount of the Milestone Payment Amount due such Holder pursuant to Section 2.4 that accounts for the achievement of Milestone 2;

(b) if no Milestone Payment Amount is mailed by the Rights Agent, or a Milestone Payment Amount that accounts for the achievement of Milestone 1 only is mailed by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) pursuant to Section 2.4, and the Acting Holders have not requested an audit in accordance with Section 4.5(b), the expiration of the Review Period;

(c) if no Milestone Payment Amount is mailed by the Rights Agent, or a Milestone Payment Amount that accounts for the achievement of Milestone 1 only is mailed by the Rights Agent to the address of each Holder as reflected in the CVR Register (or payment by wire transfer, as applicable) pursuant to Section 2.4, and the Acting Holders have requested an audit in accordance with Section 4.5(b):

(i) if the Independent Accountant determines that no Milestone Payment Amount (or no amount in addition to a previously paid or payable Milestone Payment Amount) is due and owing, the issuance of such determination; or

(ii) if the Independent Accountant determines that a Milestone Payment Amount (or an amount in addition to a previously paid or payable Milestone Payment Amount) is due and owing, payment to each Holder by the Rights Agent or Parent, as applicable, of all amounts payable to such Holder pursuant to Section 2.4 and Section 4.5(b); and

(d) the termination of the Merger Agreement in accordance with its terms.

Notwithstanding the foregoing, no such termination of this Agreement shall affect any rights or obligations accrued prior to the effective date of such termination or any of Sections 1.1, 1.2, 2.4(e), 2.4(f), 3.2, 7.3, 7.4, 7.5, 7.6, 7.7, 7.8, 7.10 or this Section 7.9, which shall survive the termination of this Agreement.

7.10. Entire Agreement; Counterparts. This Agreement and the Merger Agreement constitute the entire agreement and supersede all contemporaneous and prior agreements and understandings, both written and oral, among or between any of the parties hereto, with respect to the subject matter hereof and thereof. If and to the extent that any provision of this Agreement is inconsistent or conflicts with the Merger Agreement, (i) this Agreement shall govern and be controlling with respect to CVR matters only, and (ii) the Merger Agreement shall govern and be controlling with respect to all matters unrelated to CVRs. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) in pdf, DocuSign or similar format and transmitted by facsimile or email shall be sufficient to bind the Parties to the terms and conditions of this Agreement.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, each of the parties has caused this Agreement to be executed on its behalf by its duly authorized officers as of the day and year first above written.

VIATRIS INC.

By:
Name:
Title:

[RIGHTS AGENT]

By:
Name:
Title: